SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 AMENDMENT NO. 3
                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      AMERICAN MILLENNIUM CORPORATION, INC.
                 (Name of Small Business Issuer in its Charter)
                            ------------------------

                                   New Mexico
            (State or jurisdiction of incorporation or organization)

                                      6211
               (Primary Standard Industrial Classification Number)

                                   85-0273340
                      (I.R.S. Employer Identification No.)
                            ------------------------

                           1010 10TH Street, Suite 100
                             Golden, Colorado 80401
                                 (303) 279-2002

          (Address and telephone number of principal executive offices)
                            ------------------------

                     Garrett L. Thomas, President and Chief
                                Executive Officer
                      American Millennium Corporation, Inc.
                           1010 10th Street, Suite 100
                                Golden, CO 80401
                                 (303) 279-2002

            (Name, address and telephone number of agent for service)
                            ------------------------
                                   Copies to:

                            Matthew G. Schindel, Esq.
                  Gray, Harris, Robinson, Shackleford, Farrior
                              Post Office Box 3324
                        501 E. Kennedy Blvd., Suite 1400
                              Tampa, Florida 33601
                            Telephone: (813) 273-5000
                            Facsimile (813) 273-5145

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
         THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

               If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box. [x]

               If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

               If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-------------------  ------------  ---------------- ---------------- -----------
Title of each class    Amount of   Proposed maximum Proposed maximum Amount of
of securities to be  shares to be   offering price      aggregate    registra-
registered            registered     per share (1)    offering price tion fee(1)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001     3,080,001       $.15           $  462,000.15     $115.50
par value, offered
by Selling
Shareholders (2)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock,           3,244,001       $.15           $  486,600.15     $121.65
issuable upon
exercise of
warrants (3)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       855,441       $.15           $  128,316.15     $ 32.08
par value, offered
by Selling
Shareholders (4)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock,             880,566       $.15           $  132,084.90     $ 33.02
issuable upon
exercise of
warrants (5)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001     1,242,294       $.15           $  186,344.10     $ 46.59
par value, offered
by Selling
Shareholders (6)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       410,715       $.15           $   61,607.25     $ 15.40
par value, issuable
upon exercise of
warrants (7)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       193,370       $.15           $   29,005.50     $  7.25
par value, offered
by Selling
Shareholders (8)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001        30,200       $.15           $    4,530.00     $  1.13
par value, issuable
upon exercise of
warrants (9)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       600,000       $.15           $   90,000.00     $ 22.50
par value, offered
by Selling
Shareholders (10)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       800,000       $.15           $  120,000.00     $ 30.00
par value, issuable
upon exercise of
options (11)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001     2,741,187       $.15           $  411,178.05     $102.79
par value, issuable
upon conversion of
promissory note (12)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001     2,741,187       $.15           $  411,178.05     $102.79
par value, issuable
upon exercise of
warrants (13)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001     1,821,875       $.15           $  273,281.25     $ 68.32
par value, issuable
upon exercise of
options (14)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       350,000       $.15           $   52,500.00     $ 13.13
par value, issuable
upon exercise of
options (15)
-------------------  ------------  ---------------- ---------------- -----------
Common Stock, $.001       350,000       $.15           $   52,500.00     $ 13.13
par value, issuable
upon exercise of
options (16)
-------------------  ------------  ---------------- ---------------- -----------
TOTAL                  19,340,837       $.15           $2,901,125.55     $725.28
===================  ============  ================ ================ ===========

(1) Calculated pursuant to Rule 457(c),(g). The closing "bid" price of the shares of common stock being registered hereby on the over-the-counter market through the NASD OTC Electronic Bulletin Board was $.15 on November 26, 2001.

(2) Includes outstanding shares issued between September, 1999 and March, 2000 pursuant to a Private Offering made in reliance on Sections 4(6), 4(2) and/or 3(b) of the Securities Act of 1933, as amended (the "Act") and according to the Rules contained in Regulation D of the Act.

(3) Includes shares issuable upon exercise of warrants at $0.25 per share exercisable for a period of 5 years, such warrants issued between September, 1999 and March, 2000 pursuant to a Private Offering made in reliance on Sections 4(6), 4(2) and/or 3(b) of the Securities Act of 1933, as amended (the "Act") and according to the Rules contained in Regulation D of the Act, including 154,000 shares issuable upon exercise of warrants issued to Jack Augsback and Associates, a commissioned placement agent, at $0.25 per share and 10,000 shares issuable upon exercise of warrants issued to Baker, Johnston & Wilson, transactional counsel, at $1.00 per share.

(4) Includes outstanding shares issued upon conversion of Convertible Promissory Notes issued between April and June of 2000.

(5) Includes shares issuable upon exercise of warrants at exercise prices from $0.85 to $1.00 per share, such warrants issued pursuant to Convertible Promissory Notes issued between April and June of 2000, including 25,125 shares issuable upon exercise of warrants issued to Jack Augsback and Associates, a commissioned placement agent, at $1.00 per share.

(6) Includes outstanding shares issued pursuant to private investment/ warrant agreement.

(7) Includes shares issuable upon exercise of warrants issued to private investment/warrant agreements at exercise prices from $0.35 to $1.00 per share.

(8) Includes outstanding shares issued to consultants for services rendered, in lieu of cash.

(9) Includes shares issuable pursuant to warrants issued to consultants for services rendered, exercisable at $0.25 per share.

(10) Includes outstanding shares issued in conjunction with purchase of 100% of the outstanding stock of CompuGraphics Corporation.

(11) Includes shares issuable upon exercise of options held by AMCI's past investor relations firm, exercisable as follows:

                                    100,000 shares @ $0.05
                                    100,000 shares @ $0.10
                                    100,000 shares @ $0.75
                                    100,000 shares @ $1.00
                                    100,000 shares @ $1.50
                                    100,000 shares @ $2.00
                                    100,000 shares @ $2.50
                                    100,000 shares @ $3.00

(12) Includes shares issuable upon conversion of a $675,000 convertible note at a conversion rate of 1 share per $0.49 and a $300,000 convertible note at a conversion rate of 1 share per $0.22.

(13) Includes shares issuable upon exercise of 1,377,551 warrants at an exercise price of $.63 per share and 1,363,636 warrants at an exercise price of $0.27 per share.

(14) Includes 1,821,875 shares issuable upon exercise of options at an exercise price of $0.19 per share issued pursuant to Key Person Stock Option Agreements dated July 18, 2000.

(15) Includes 200,000 shares issuable upon exercise of option at an exercise price of $.25 per share issued pursuant to an Employee Stock Option Agreement dated February 1, 2001 and 150,000 shares issuable upon exercise of options at exercise price ranging from $.19 per share to $.59 per share issued pursuant to a consulting agreement dated February 28, 2001.

(16) Includes 350,000 shares issuable upon exercise of options at an exercise price of $.25 per share.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   PROSPECTUS

                      AMERICAN MILLENNIUM CORPORATION, INC.

                        19,340,837 SHARES OF COMMON STOCK

                   OFFERED BY CERTAIN SELLING SECURITY HOLDERS
                       ----------------------------------

         This Prospectus relates to the sale of an estimated 19,340,837 shares of common stock, $.001 par value, of American Millennium Corporation, Inc. including 5,971,106 shares currently issued and outstanding, and 13,369,731 shares issuable upon exercise of warrants and options. All such shares are or shall be offered by our current security holders. Our stock is traded in the over the counter market through the NASD OTC Bulletin Board under the symbol AMCI. The closing sale price on November 26, 2001 was $0.15.

                            ------------------------

              THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK.
                               SEE "RISK FACTORS"

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The date of this proposed Prospectus is November, 2001.

                               INSIDE FRONT COVER

                                 CROSS-REFERENCE
REGISTRATION STATEMENT                                       LOCATION OR CAPTION
ITEM NUMBER AND HEADING                                            IN PROSPECTUS

1.  Front of Registration Statement and Outside Front Cover Page of Prospectus.5
2.  Inside Front and Outside Back Cover Pages of Prospectus....................5
3.  Prospectus Summary Information and Risk Factors............................6
4.  Use of Proceeds...........................................................10
5.  Determination of Offering Price...........................................10
6.  Selling Security Holders..................................................11
7.  Plan of Distribution......................................................15
8.  Legal Proceedings.........................................................15
9.  Directors, Executive Officers, Promoters and Control Persons..............16
10. Security Ownership of Certain Beneficial Owners and Management............18
11. Description of Securities.................................................20
12. Interests of Named Experts and Counsel....................................20
13. Description of Business...................................................20
14. Management's Discussion and Analysis or Plan of Operation.................23
15. Description of Property...................................................25
16. Certain Relationships and Related Transactions............................25
17. Market for Common Equity and Related Stockholder Matters..................26
18. Executive Compensation....................................................27
19. Financial Statements......................................................29
20. Changes in and Disagreements of Accountants
      on Accounting or Financial Disclosure...................................46

Part II - Information not required in Prospectus

1.  Indemnification of Directors & Officers ..................................46
2.  Other Expenses of Issuance and Distribution ..............................46
3.  Recent Sales of Unregistered Securities...................................46
4.  Exhibits .................................................................50
5.  Undertakings..............................................................51
6.  Signatures................................................................52

                               PROSPECTUS SUMMARY

American Millennium Corporation, Inc. (AMCI) is a New Mexico corporation organized in 1979 to develop various technologies for industrial and consumer applications. AMCI is currently a provider of wireless solutions for the monitoring of mobile and fixed assets. We develop, sell, and service satellite communication systems in the field for tracking, monitoring, and reporting data on oil wells, natural gas compressors, rail cars and trucks. Revenues are received from hardware sales, product engineering, and operating services. In addition, we generate monthly recurring revenues from airtime sales. We are resellers for Vistar Datacom, Inc. and ORBCOMM USA, LP hardware and satellite airtime. Under the terms of our reseller agreements, we are able to modify and engineer this hardware and develop custom software specifically to a customer's needs. Our product is marketed under the name of SatAlarm, which is an internet based system for tracking and monitoring assets.

Since our current products require significant research and development of propriety technologies, we have generated significant losses and negative cash flow. Because of these factors, our auditors have expressed substantial doubt as to our ability to continue as a going concern, as noted in the financial statements.

ORBCOMM USA, LP, one of our main suppliers of satellite airtime, has recently emerged from bankruptcy. Due to our current agreement with Vistar Datacom, Inc. to provide satellite airtime, we are no longer economically dependent on ORBCOMM and do not believe this will have a significant impact on our current or future operations.

Our principal executive offices are located at 1010 10th Street, Suite 100, Golden, Colorado 80401, telephone: 303-279-2002.


                                  THE OFFERING

Securities

     This Prospectus relates to the sale of 19,340,837 shares of Common Stock by the holders hereof, identified as "Selling Security Holders" in this Prospectus. See "SELLING SECURITY HOLDERS."

     The 19,340,837 shares of Common Stock offered by the Selling Security Holders consist of 5,971,106 shares outstanding, as well as 13,369,731 shares issuable upon the exercise of outstanding warrants and options. The shares may be offered for sale from time to time by the holders in regular brokerage transactions, either directly or through brokers or to dealers, in private sales or negotiated transactions, or otherwise, at prices related to then prevailing market prices.

     AMCI will not receive any proceeds from the sale of shares of Common Stock by the Selling Security Holders. All expenses of the registration of such securities are, however, being borne by AMCI.

     The Selling Security Holders, and not the Company, will pay or assume such brokerage commissions as may be incurred in the sale of their securities.

     The Company's Common Stock is traded on the over-the-counter market through the NASD OTC Bulletin Board under the symbol "AMCI". On November 26, 2001, the closing bid price was $0.15. Total number of shares of Common Stock Outstanding 25,523,328

   Total number of shares of Common Stock being Offered by Selling Security Holders is 19,340,837.

Risk

     Factors The Common Stock offered hereby involves a high degree of risk and prospective investors should consider carefully the factors specified under "Risk Factors" before electing to invest. See "Risk Factors."


Trading Symbol  "AMCI"

Available Information


AMCI is subject to the reporting requirements of the securities and exchange act of 1934, as amended, and provides quarterly and annual reports to the Securities and Exchange Commission. Our annual report for the most recent fiscal year on Form 10-KSB, when filed, shall contain audited financial statements. The reports and other information filed by us may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (SEC) in Washington, D. C., and at some of its regional offices, and copies of such material can be obtained from the public reference section of the SEC, Washington, DC 20549 at prescribed rates. We are an electronic filer and the SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The SEC web site address is http://www.sec.gov. AMCI will provide a report to stockholders, at least annually, which report will include audited financial statements of the company.


                                  RISK FACTORS

The securities offered hereby involve a high degree of risk and each prospective investor should consider certain risks and speculative features inherent in and affecting the business of the Company before purchasing any of the securities offered hereby. In considering the following risk and speculative factors, a prospective purchaser should realize that there is a substantial risk of losing his entire investment.

                      Risks associated with our operations

There is a significant risk that the company will not be able to remain in business.

         There is a significant risk that we will not be able to remain in business. To fund future operations we will need to pursue additional sources of cash in the short term. As of November 26, 2001, we had working capital of about $50,000. Such funds are not sufficient to cover current operating expenses. Our revenues are not estimated to cover our operating expenses until June 2002 and in the interim we will need an estimated additional $2 million in capital funding. The availability of other sources of cash may, or may not, materialize and thus, present a significant risk to the investor that we will exhaust our financial resources in the short term, with no ability to pay for ongoing operational expenses, before our revenues can be developed to adequately cover its expenses. Our recurring losses from operations, significant working capital deficiency, and deficiency in assets raise substantial doubt as to our ability to continue as a going concern. (See also, the Independent Auditor's Report and Financial Statements).

         Due to our focus on product development, we have not been profitable since the re-organization in 1998. Our product is highly technical and will require substantial resources to develop, support and maintain. The future of our success depends primarily on the ability to fund operations through outside capital until the time we become profitable. Also, raising additional equity capital would have a dilutive effect on existing stockholders.


If we do not effectively manage the commercial release of our SatAlarm asset monitoring system, our business will be harmed.

         In November of 2000, we began to offer our SatAlarm asset monitoring system commercially. We face numerous risks coincident with the introduction of our services. For example, our monitoring systems have not yet been subjected to the demands of widespread commercial use. We cannot be sure that our services will successfully process large numbers of user transactions. If we experience problems with the scalability or functionality of our services, our full commercial deployment could be delayed and our results of operations would be adversely impacted. Additionally, we have limited experience selling our services to customers and cannot predict the length of sales cycles or implementation times for our services. On the other hand, if we experience extensive interest in our services, we may fail to meet the expectations of customers due to limited experience in operating our services and the strains this demand will place on our Web site, network infrastructure and systems.

         Our ability to obtain and retain customers depends on the attractiveness of our service to our customers and on our customer service capabilities. If we are unable at any time to address customer service issues adequately or to provide a satisfactory customer experience for current or potential customers, our business and reputation may be harmed.

         The markets for mobile and remote asset monitoring have not developed, and their development is subject to substantial uncertainty. We cannot assure you that these markets will develop.

         We depend heavily on the commercial acceptance of our SatAlarm service. We cannot predict if our target customers will choose our product as a means of monitoring their assets, or if customers will be willing to pay a fee to use our service, or if potential users will select our system over our competitors. Our ability to obtain and retain customers will depend on the attractiveness of our service to our customers and our customer service capabilities. If we experience significant system, customer service, security or other problems, customers may stop using or refuse to try these and other services we offer. The occurrence of these problems could have a material adverse effect on our business, financial condition or results of operations.

We have a history of losses and expect to incur losses in the future, and we may never achieve profitability.

         As of July 31, 2001, we had not generated any significant revenues and had an accumulated deficit of $17,550,053. Our lack of revenues can be attributed primarily to the fact that our SatAlarm product had not been released commercially until November of 2000. Due to the need to establish our brand and service, we expect to incur increasing sales and marketing, research and development, and administrative expenses and therefore could continue to incur net losses for at least the next several years or longer. As a result, we will need to generate significant revenues to achieve and maintain profitability.

         Our ability to generate gross margins generally assumes that if a market for our services develops, we must generate significant revenues from a large base of active customers. We currently charge our customers a fee to use our SatAlarm monitoring system. In order to attract customers, we may run special promotions and offer discounts on development fees, hardware and satellite airtime. However, given the lack of an established or proven commercial market for our services, we cannot be sure that customers will be receptive of our fee structures. Even if we are able to establish a sizeable base of users, we still may not generate sufficient gross margins to become profitable. In addition, our ability to generate revenues or achieve profitability could be adversely affected by special promotions or changes to our pricing plans.

If we cannot effectively manage our growth, our ability to provide services will suffer.

Our reputation and ability to attract, serve and retain our customers depend upon the reliable performance of our Web site, network infrastructure and systems. We have a limited basis upon which to evaluate the capability of our systems to handle controlled or full commercial availability of our SatAlarm asset monitoring system. We will have to expand to address the anticipated growth in our user base and market opportunities. To manage the expected growth of operations and personnel, we will need to improve existing and implement new systems, procedures and controls. In addition, we will need to expand, train and manage an increasing employee base. We will also need to expand our finance, administrative and operations staff.

We may not be able to manage our growth effectively. Our current and planned personnel, systems, procedures and control may be inadequate to support our future operations. If we are unable to manage our growth effectively or experience disruptions during our expansion, our business will suffer and our financial condition and results of operations will be seriously affected.

If we are unable to maintain and develop our strategic relationships and support and distribution arrangements, our SatAlarm asset monitoring services may not achieve commercial acceptance.

We have established strategic relationships with a number of third parties. Our strategic relationships generally involve the support and promotion and distribution of our service through third parties. In return for promoting and supporting our service, our partners may receive revenue-sharing opportunities. In order to achieve wide distribution of our service, we believe we must establish additional strategic relationships to market our service effectively. Also, since SatAlarm is dependent upon partners to manufacture hardware and provide satellite airtime, we must establish strategic relationships to support our service effectively. If one of our partners terminates or limits its relationship with us, our business could be severely harmed or fail. We have limited experience in establishing and maintaining strategic relationships and we may fail in our efforts to establish and maintain these relationships.

Our current strategic relationships have not yet resulted in significant revenues, primarily because we have only recently commercially released SatAlarm. As a result, our strategic partners may not view their relationships with us as significant or vital to their business and consequently, may not perform according to our expectations. We have little ability to control the efforts of our strategic partners and, even if we are successful in establishing strategic relationships, these relationships may not be successful.

The bankruptcy of ORBCOMM USA, LP, and its subsequent re-emergence from bankruptcy could prevent us from offering our SatAlarm asset monitoring system and severely harm our business or cause it to fail.

On September 15, 2000 ORBCOMM USA, LP filed for relief under Chapter 11 of the United States Bankruptcy Code. ORBCOMM is one of our two current suppliers of satellite airtime. Approximately one quarter of our current customer base is dependent on ORBCOMM airtime. We also purchase satellite airtime from Vistar Datacom. Although some of our applications are completely dependent upon ORBCOMM, most of our current and future applications can be supported using Vistar airtime with minimal time and costs involved in switching airtime applications.

We rely on a relatively new management team and need additional personnel to grow our business.

Our management team is relatively new. We hired our President and Chief Executive Officer in October of 2001, our Chief Technology Officer in September of 1998 and our Chairman and Vice President of Business Development in September of 1998. There can be no assurance that we will successfully assimilate our recently hired personal or that we can successfully locate, hire, assimilate and retain qualified key management personnel. Our business is largely dependent on the personal efforts and abilities of our senior management, including our President and Chief Executive Officer, our Chairman and Vice President of Business Development and our Chief Technology Officer. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could have a material adverse effect on our results of operations and financial condition.

You may not be able to sell your shares or will only be able to sell them at a significant loss.

Our shares began trading through the NASD OTC Electronic Bulletin Board under the symbol AMCI during June 1998. Accordingly, there can be no assurance that a trading market will continue. When a registration statement becomes effective relating to the shares sold herein, purchasers who desire to liquidate their shares may have difficulty selling them considering the early stage nature of our public market, should any such market develop. Management does not anticipate any stock price appreciation and investors may not ever be able to sell shares or only at a significant loss.

Our shares do not trade on the Nasdaq Stock Market and there is significant market illiquidity associated with the OTC Bulletin Board.

Our Common Stock does not meet the current Nasdaq listing requirements for the SmallCap(r) Market. If we are unable to satisfy Nasdaq's requirements for listing, trading, if any, of our Common Stock will continue to be conducted on the NASD's OTC Bulletin Board, established for securities that do not meet the Nasdaq SmallCap(r) Market listing requirements. Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage us, and lower prices for our securities than might otherwise be attained.

There are risks relating to low-priced stocks and the penny stock regulations.

Until such time, if any, that our securities are listed on the Nasdaq SmallCap(r) Market or a registered U.S. securities exchange, they will continue to be subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-deals which sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Rule may affect the ability of broker-dealers to sell our Common Stock and may affect your ability to sell any of the Common Stock acquired pursuant to this Memorandum in the secondary market. The Commissions regulations define a "penny stock" to be any equity security that has a market price (as therein defined) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock restrictions will not apply to our Common Stock if the Common Stock is listed on the Nasdaq SmallCap(r) Market and has certain price and volume information provided on a current and continuing basis, or meets certain minimum net tangible assets and other criteria. There can be no assurance that our securities will qualify for exemption from these restrictions. If our Common Stock continues to be subject to the rules on penny stocks, the market liquidity for the Common Stock could be severely adversely affected.

There is historically low trading volume for our common shares.

Because of the relatively low volume of trading that has historically taken place with our common stock, if could be difficult to sell shares in large volume. We have calculated the average weekly trading volume to be near 175,500 shares for the last six months, which does not allow for large blocks of stock to be sold. A large block trade order could have an adverse effect on the stock price.

Shares eligible for future sale may adversely affect the market. Should we be successful in the registration of the shares described herein, such an event may have a depressive effect on the then trading price of our common shares. In the future, we intend to enter into licensing and other agreements, which may provide for an exchange of our common shares. Accordingly, there is the possibility that sales of common shares issued in such a manner, may, in the future, have a depressive effect on the price of our common stock in any market which may develop.

There are risks involving contingent liabilities for a prior private securities offering.

There is a risk that we will have to rescind and refund the purchase price of certain unregistered securities sold in private transactions in the states of Alabama, Georgia, Kentucky and Texas aggregating gross proceeds totaling $65,750.00. On or about September 13, 1999, AMCI commenced a private offering of our common stock, which was intended to conform with available exemptions from the registration of the securities. In August 2000, we determined that a Form D NOTICE OF SALE OF SECURITIES had not been forwarded to the Securities and Exchange Commission and that similarly, the appropriate notice filings and fees had not been forwarded to the regulatory agencies in the appropriate states. Upon discovering this inadvertent deficiency AMCI immediately prepared the Forms D, cover letters, uniform consents, and filing fees, as necessary, and filed them with the SEC and with the appropriate state regulatory agencies.

We are uncertain whether any of the administrative agencies of the above-listed states will accept our tardy notice filings as curative for purposes of preserving the Rule 506 exemption in any such state(s). In the event the state securities regulatory agency or agencies of Alabama, Georgia, Kentucky and/or Texas determine that a violation has defeated the available Rule 506 exemption and that no alternative exemption exists, such agency or agencies may elect to proceed against AMCI for injunctive relief and administrative/civil penalties, including but not limited to disgorgement of the above-described offering proceeds. The unregistered sale of securities in Alabama, Georgia, Kentucky and/or Texas without the benefit of an exemption from registration could also give rise to civil actions against the company by purchaser(s) in the offering in such states, who may be entitled to rescission and refund of the purchase price with interest.

Reliance on forward looking statements.

Statements in this document which are not purely historical facts, including statements regarding anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward looking statements within the meaning of section 27A of the Securities Act of 1933, as amended and Section 21.E of the Securities Exchange Act of 1934, as amended. All forward-looking statements within this document are based upon information available to us on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including the timing and nature of independent test results; the nature of changes in laws and regulations that govern various aspects of our business; the market acceptance of our licensed technologies; retention and productivity of key employees; the availability of acquisition candidates and proprietary technologies at prices we believe to be fair market; the direction and success of competitors; management retention; and unanticipated market changes.


                                 USE OF PROCEEDS

         We will not realize any proceeds from the sale of shares of Common Stock by the Selling Security Holders. See "SELLING SECURITY HOLDERS".


                         DETERMINATION OF OFFERING PRICE

                  The offering price of the securities described herein was calculated pursuant to Rule 457(c) and/or (g) of the Act and was not computed based on the assets, historical operating performance or other conventional means and should not be construed to indicate any relationship thereto. In establishing the offering price, the company relied on the closing "bid" price as reflected in the over-the-counter (OTC) marketplace. In May, 1998, our Common Shares were cleared for trading through the OTC under the symbol AMCI. Since that date, our Common Shares have traded at prices ranging from $.10-$2.125. On November 26, 2001, the closing "bid" price of the Company's securities was $0.15.

                            SELLING SECURITY HOLDERS

         The shares of Common Stock of the Company offered by this Prospectus are being sold for the account of the Selling Security Holders identified in the table indicated below (the "Selling Security Holders"). The Selling Security Holders are offering for sale an aggregate of 19,340,837 shares of the Company's Common Stock, of which 5,971,106 are outstanding and 13,369,731 shares are issuable upon the exercise of outstanding warrants and options held by the Security Holders. The subject shares will be offered at market prices as reflected on the Electronic Bulletin Board. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions. There are no other understandings or arrangements with respect to the distribution of the Common Stock. None of the selling security holders are broker dealers or broker dealer affiliates.

         The following table sets forth the number of issued and outstanding, as well as issuable, Shares being held of record or beneficially (to the extent known by the AMCI) by such Selling Security Holders and provides (by footnote reference) any material relationship between AMCI and such Selling Security Holders, all of which is based upon information currently available to the Company.

                                    Number of
                      Number of  Shares Issuable
                      Shares of   Upon Exercise            Number of   Number of
                   Issued Common  of Warrants/  Percentage Shares of   Shares of
                   Stock  Before    Options       Before  Common Stock Common
                     Offering        (1)         Offering  to be sold  Stock
Name                                               (1)    in Offering  After
                                                              (1)       Offering
------------------ ------------- -------------- --------- ------------ --------

BMJ Partners, Robert      100,000        100,000    *          200,000         0
Johnson, Partner
(2)**

Gary, Pamela and
Andrew McKean (2)         120,000        120,000    *          240,000         0

Stanley E. Adams (2)       50,000         50,000    *          100,000         0

Atlanta Commodity          40,000         40,000    *           80,000         0
Corporation Profit
Sharing Plan & Trust,
John H. Yarbrough,
Jr., President (2)**

Albert L. Simpson (2)      40,000         40,000    *           80,000         0

Chelverton Fund LTD,      500,000        500,000   2.196%    1,000,000         0
James Morton,
Director (2)**

Anglo Irish Nominees      100,000        100,000     *         200,000         0
(Trusts) Limited
Simon Grant Duggan,
Director (2)**

Greg Bigham (2)            66,667         66,667     *         133,334         0

Roy D. Bigham (2)          66,667         66,667     *         133,334         0

Donald Bigham (2)          66,667         66,667     *         133,334         0

Dr. Robert Chin (2)       200,000        200,000     *         400,000         0

Roland Mueller (2)        500,000        500,000   2.196%    1,000,000         0

Robert C. Pelphrey (2)     56,000         56,000     *         112,000         0

Terry H. Thomas (2)        12,000         12,000     *          24,000         0

John Martin Preston (2)   100,000        100,000     *         200,000         0

John S. Robinson (2)       48,000         48,000     *          96,000         0

Brigit Klimischka (2)     100,000        100,000     *         200,000         0

Wayne Philpott (2)          3,000          3,000     *           6,000         0

Mary Thornton (2)           2,000          2,000     *           4,000         0

Paul Lathigee and
Steve Zadra (2)           200,000        200,000     *         400,000         0

Anthony Kuschak (2)       109,000        109,000     *         218,000         0

Research Equity Fund,     200,000        200,000     *         400,000         0
Zenni Morris,
Director (2)**

Paul Lathigee (2)          20,000         20,000     *          40,000         0

574080 BC Ltd, dba        140,000        140,000     *         280,000         0
dba Performance
Capital Group, Mike
Lathigee, President (2)**

Sudan DeWitt Capital      200,000        200,000     *         400,000         0
Corp., Greg Sudan,
Director(2)**

Mark and Carolyn           20,000         20,000     *          40,000         0
Stys (2)

JoAnn Augsback (2)         10,000         10,000     *          20,000         0

Beverly Lewis (2)          10,000         10,000     *          20,000         0

John M. Lockhart II (16)   50,000         50,000     *         100,000         0

Robert E. Buntin (7)      600,000              0   2.636%      600,000         0

Molesworth Associates,     23,170              0     *          23,170         0
Gordon Molesworth,
President (3)**

AlphaCom, Inc.,            87,719              0     *          87,719         0
Bob Snyder, President(16)**

Doug Chalmers, MD (16)     43,860              0     *          43,860         0

Lindy J. Amyx (3)          19,857         19,857     *          39,714         0

John S. Robinson (3)       10,343         10,343     *          20,686         0

Options Unlimited,        855,441      1,030,441   3.758%    1,885,882         0
Inc., Yolanda
Bannister, Director (5)**

Augsback and Associates,        0        179,125     *         179,125         0
Inc., Jack Augsback,
President (7)**

Potter Financial, Inc.,         0        800,000     *         800,000         0
Barry Potter, President (6)**

Peter A. Jankowski (8)     50,000         50,000     *         100,000         0

Patrick Galvin (8)         25,000         25,000     *          50,000         0

Michael J. Bowe (13)      285,715        285,715   1.255%      571,430         0

Zable Family Trust,       700,000              0   3.075%      700,000         0
Walter Zable, Trustee (13)**

Renee Riegler (10)              0        166,667     *         166,667         0

Andrew F. Cauthen (10)(17)      0      1,200,000     *       1,200,000         0

Brian Dale (10)                 0         21,875     *          21,875         0

Phyllis Watwood (10)(17)        0        383,333     *         383,333         0

Shirley Harmon (10)(17)         0         50,000     *          50,000         0

Ronald J. Corsentino            0        190,000     *         190,000         0
(11)(12)(17)

Richard Walker (9)         38,336              0     *          38,336         0

Robert Sullivan (9)        27,988              0     *          27,988         0

Eric Horton (9)            26,812              0     *          26,812         0

Stuart Smith (9)           17,522              0     *          17,522         0

Todd Smith (9)              6,942              0     *           6,942         0

Justin Quis Quis (9)        7,000              0     *           7,000         0

The Charterbridge          15,400              0     *          15,400         0
Financial Group, Inc. (9)**

Stephen Lee (11)                0         40,000     *          40,000         0

Dale Hedman (11)                0         40,000     *          40,000         0

James Taylor (11)               0         40,000     *          40,000         0

Chris Major (11)                0         40,000     *          40,000         0

Rodney R. Schoemann (15)        0      5,657,374     *       5,657,374         0

Baker, Johnston &               0         10,000     *          10,000         0
Wilson, LLP (14) **
--------------------  -----------  -------------  --------  ----------  --------
Total                   5,971,106     13,369,731   26.23%   19,340,837         0
====================  ===========  =============  ========  ==========  ========

    * Represents less than One Percent (1%) of the issued and outstanding stock. **These entities are not beneficially owned or controlled in any manner by AMCI or any of AMCI's officers, directors or affiliates.


1. Includes an additional 19,340,837 currently unissued shares covered by this registration statement which may or may not be issued and/or sold, dependent upon exercise of warrants and options and payment of full purchase price for such additional shares by the Security Holders, such warrant or option shares described in the following notes and in this prospectus.

2. Shares issued pursuant to coordinated private offering made in reliance upon Sections 4(6), 4(2) and/or 3(b) of the Act and according to Regulation D. Each such Selling Security Holder also holds a warrant exercisable for a period of five years for the purchase of an equivalent number of additional shares at an exercise price of $0.25 per share (aggregate 3,080,001 warrant shares).

3. Shares issued in lieu of cash as compensation for business consulting services. Amyx holds a warrant exercisable for an additional 19,857 (warrant) shares at $0.25 per share. Robinson holds a warrant exercisable for an additional 10,343 (warrant) shares at $0.25 per share.

4.       Shares acquired in exchange for 100% of the stock of CompuGraphics
         Corporation.

5. Shares acquired upon exercise of conversion of two (2) convertible promissory notes dated April 7, 2000 for $502,500 and June 7, 2000 for $300,000, respectively. Security Holder also holds warrants for the purchase of 502,500 additional shares at $1.00 per share, 352,941 additional shares at $0.85 per share, and an option for the purchase of 175,000 additional shares at $$.25 per share.

6. Includes shares issuable upon exercise of options held by Potter Financial, Inc., AMCI's past investor relations firm, exercisable as follows:

                             100,000 shares @ $0.05
                             100,000 shares @ $0.10
                             100,000 shares @ $0.75
                             100,000 shares @ $1.00
                             100,000 shares @ $1.50
                             100,000 shares @ $2.00
                             100,000 shares @ $2.50
                             100,000 shares @ $3.00

         As of the date of this registration, Potter Financial has not exercised any of the options and is not a holder of any issued shares. Potter Financial is the beneficial owner of 800,000 shares issuable upon exercise of these options.

7. Includes shares issuable upon exercise by Augsback at prices ranging from $0.25 to $1.00 per share. Augsback has no issued and outstanding common stock however, Augsback is the beneficial owner of 179,125 shares issuable upon exercise of warrants issued to Augsback as a commissioned placement agent for AMCI.

8. Includes a total of 75,000 shares issued pursuant to Option Purchase Agreement for purchase price of $1.00 per share, in addition to warrants for an additional 75,000 shares at a purchase price of $1.25 per share.

9. Shares issued pursuant to an agreement with Charterbridge Financial Group, Inc. for investor relations services.

10. Shares issuable upon exercise of options issued pursuant to Key Person Stock Option Agreement dated July 18, 2000. Key persons have option to purchase 1,821,875 shares of common stock at $.19 per share.

11. Shares issuable upon exercise of options issued to Employee Stock Option Agreement dated February 1, 2001. Certain employees have the option to purchase 200,000 shares of common stock at $.25 per share.

12. Shares issuable upon exercise of option issued pursuant to consulting agreement dated February 28, 2001 with the option to purchase 150,000 shares of common stock at prices ranging from $.19 per share to $.59 per share.

13. Shares issued pursuant to a limited private offering made to certain New York investors pursuant to an exemption letter from the New York Department of Law. Includes 985,715 shares issued at prices ranging from $.35 to $.49 per share. Michael J. Bowe also holds a warrant exercisable for the purchase of an additional 285,715 additional shares at an exercise price of $.35 per share.

14. Shares issuable upon exercise of warrants by Baker, Johnston & Wilson at $1.00 per share.

15. Includes: 1,377,551 shares issuable upon conversion of a $675,000 convertible note at a conversion rate of 1 share per $0.49; an additional 1,377,551 shares issuable upon exercise of warrants at an exercise price of $0.63 per share; 1,363,636 shares issuable upon conversion of a $300,000 convertible note at a conversion rate of 1 share per $0.22; an additional 1,363,636 shares issuable upon exercise of warrants at $0.27 per share; and an additional 175,000 shares issuable upon exercise of an option at an exercise price of $0.25 per share.

16. Includes an aggregate of 181,579 shares issued and 50,000 unissued warrant shares exercisable at $1.00 per share.

17. The following selling security holders are officers or directors of AMCI as follows:

         Andrew F. Cauthen, Director, Vice Chairman
         Phyllis Watwood (the spouse of Steve Watwood, Director, VP of Sales and Chairman)
         Shirley Harmon, Director,Secretary
         Ronald J. Corsentino, Controller, Treasurer,
         Principal Accounting Officer

                              PLAN OF DISTRIBUTION

Selling Security Holders

         The Selling Security Holders are offering shares of Common Stock for their own account and not for the account of the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Security Holders.

                  Each Selling Security Holder will, prior to any sales, agree
(a) not to effect any offers or sales of the Common Stock in any manner other than as specified in this Prospectus, (b) to inform the Company of any sale of Common Stock at least one business day prior to such sale and (c) not to purchase or induce others to purchase Common Stock in violation of Regulation M under the Exchange Act.

         The shares of Common Stock may be sold from time to time to purchasers directly by any of the Selling Security Holders acting as principals for their own accounts in one or more transactions in the over-the-counter market or in negotiated transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Alternatively, the shares of Common Stock may be offered from time to time through agents, brokers, dealers or underwriters designated from time to time, and such agents, brokers, dealers or underwriters may receive compensation in the form of commissions or concessions from the Selling Security Holders or the purchasers of the Common Stock.

         Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Security Holder. There are possible limitations upon trading activities and restrictions upon broker-dealers effecting transactions in certain securities which may also materially affect the value of, and an investor's ability to dispose of, the Company's securities.

         The Company will use its best efforts to file, during any period in which offers or sales are being made, one or more post-effective amendments to the Registration Statement, of which this Prospectus is a part, to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

                                LEGAL PROCEEDINGS

We are not subject to any legal proceedings. We are unaware of any governmental authority that is contemplating any proceeding to which we are a participant.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors are as follows:

Name                  Title/Position                                        Age

Garrett L. Thomas     President, CEO, Director                               56

Stephen F. Watwood    Vice President of Business Development,                51
                         Director, Chairman of the Board

Andrew F. Cauthen     Vice Chairman, Director                                57

Bruce R. Bacon        Vice President of Engineering, Chief                   42
                      Technology Officer, Director

Shirley M. Harmon     Director, Secretary                                    54

Ronald J. Corsentino  Treasurer, Controller                                  32


      Garrett L. Thomas, 56, Chief Executive Officer/President/Director.

Mr. Thomas is the immediate past CEO of QUAKE Global, Inc., an authorized subscriber communicator manufacturer and value added reseller for ORBCOMM, where he was responsible for winning the key contract with Volvo Truck and setting up the Samsung manufacturing relationship. Since leaving Quake, Mr. Thomas has been providing consulting and legal services to various wireless telecommunication entities and high technology startups in Southern California. Mr. Thomas has considerable experience in business development and has worked with marketing and sales management in structuring marketing strategy and distribution channels. In addition, he has led negotiating teams in transactions with resellers, OEM's, end users and the US Government and in setting up strategic relationships both in the United States and internationally. Mr. Thomas has been a senior manager in four startup companies including Sun Microsystems, Inc., a highly successful Silicon Valley workstation manufacturer, where he was part of the senior management team that grew Sun's federal subsidiary to $1 billion in revenues in just over five years. Prior to coming to work in the computer industry, Mr. Thomas spent close to ten years working in the aerospace industry at Bendix, Pratt & Whitney Aircraft and COMSAT where he specialized in government contracts. His academic credentials include a Juris Doctor from Georgetown University and also a Masters in Law from George Washington Law School.

 Stephen F. Watwood, 51, Vice President of Business Development/Chairman
                             of the Board/Director

Mr. Watwood owned and operated a commercial and residential construction company for twenty four years where he was directly responsible for project development, business planning, and management. During that period, he owned a solar power technology company and was an early pioneer in designing and installing photo-voltaic systems into remote locations. He is considered by certain of his peers to be an expert in this technology and, to date, his early efforts serve as the basis for the development of this technology in Northwest Colorado. The duties of Mr. Watwood include development of new business, project management for ongoing initiatives, and creating technical solutions for Subscriber Communicator systems.

       Andrew F. Cauthen, 57, Vice Chairman/Director.

Mr. Cauthen's background includes ten years operating experience as president/CEO for Century Capital Property Management Corp. With over one billion in assets, Century Capital had over 200 employees and approximately 45 commercial properties under management throughout the United States. Following his association with Century Capital, Mr. Cauthen was president of Mac Haik Development of Houston, Texas. He has been in an executive capacity of several companies, most recently as president and CEO of ZapCom International, Inc., a division of Imagitel, Inc. Mr. Cauthen has broad-based experience in strategic planning, organization design and management. He has consulted to businesses in real estate finance, acquisition, development, joint venture financing, telecommunications, computer services, consumer products, and marketing.

 Bruce R. Bacon, 42, Chief Technology Officer (CTO)/Vice President of
                              Engineering/ Director

Mr. Bacon holds a degree in Electrical Engineering from Montana State University where he was also a graduate research assistant in the field of semiconductor laser frequency stability and linewidth reduction. His most recent experience is that of lead design engineer at RadiSys Corporation where he was responsible for electrical system architecture design, writing specifications, digital and analog circuit design, prototype debug, design validation, and production release. He has broad experience in field service, customer technical support, in-house technical training, new product development, and manufacturing operations. Mr. Bacon's duties include oversight of manufacturing, field engineer for development of Subscriber Communicator, and senior project engineer for our initiative with satellite monitoring of rail, container, and petroleum assets in industry.

         Shirley M. Harmon, 54, Director, Secretary.

Ms. Harmon retired from the United States Department of Navy in 1995. She was a civilian employee with twenty eight years in the financial division. She has held various positions and titles during this employment, which include the following: Budget Analyst, and Management and Analyst for the Ship Parts Control Center, financial evaluating and executing various budget programs. Additional responsibilities included establishing and maintaining payroll records for over 7,000 government employees throughout the United States and overseas. After leaving the Department of Navy, Ms. Harmon took a position with a private trust. Her responsibilities included the establishment and maintenance of the trust's financial records.

Ronald J. Corsentino, 32, Controller, and Treasurer. Mr. Corsentino has been Controller since June of 2000 and Treasurer since July 2001. Prior to joining the Company, from 1993 to 2000, Mr. Corsentino served as Federal Tax Services Manager for KPMG Peat Marwick, LLP in Albuquerque, NM and Denver, CO where he focused on the cable and telecommunications industry. Mr. Corsentino received his BSBA in Accounting from the University of Southern Colorado and his Masters of Taxation from the University of Denver.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known with respect to the beneficial ownership of our common stock as of October 31, 2001 by (i) all persons who are beneficial owners of five percent (5%) or more of our common stock, (ii) each director and nominee for directors, (iii) the named executive officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Corporate Security, AMCI, 1010 10th Street, Golden, CO 80401. Percentage of ownership is based on 25,523,328 shares of common stock issued and outstanding on October 31, 2001. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after October 31, 2001 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.


                                Amount of Shares
                                 of Common Stock,          Percent Ownership of
                                 par value .001,                  Class
Name and Address of            Owned Beneficially
Beneficial Owner

Named executive officers and directors:

Garrett L. Thomas                  1,000,000 (1)                3.12% (1)
Andrew F. Cauthen                  1,761,876 (2)                5.50% (2)
Stephen F. Watwood                 2,979,942 (3)                9.29% (3)
Bruce R. Bacon                     1,483,099 (4)                4.49% (4)
Shirley M. Harmon                    151,872 (5)                  *
Ronald J. Corsentino                 190,000 (6)                  *

Other 5% Stockholders:

Harto Ltd.**                        2,157,495                   8.45%
Roy Peacock, Director
Victoria House
P.O. Box 1090
The Valley, Anguilla
BWI

Global Investments Ltd., Trustee**  2,500,000                   9.80%
Anthony Hulme, Director
Victoria House
P.O. Box 1066
The Valley, Anguilla
BWI

Mali-Suisse Mining Holdings, S.A.** 1,626,000                   6.37%
Stephen Hafer, Director
28 Old Brompton Road
Suite 1119
London, England  SW7 3DL

Options Unlimited, Inc.**           4,613,154(8)               18.07% (8)
Yolanda Bannister
Alpha & Omega Law Center
Trident House, Broad Street
Bridgestone, Barbados

Rodney R. Shoemann, Sr.            5,657,374 (9)               22.17% (9)
3904 Wheat Drive
Metairie, LA  70002

All Officers and Directors
   of AMCI as a Group (7 persons)  7,521,789 (7)               23.47% (7)

     *Holds less than 1% of the outstanding shares.
    **These entities are not beneficially owned or controlled in any manner by AMCI or any of AMCI's officers, directors or affiliates.

     1. Includes an option for the purchase of 1,000,000 shares at a purchase price of $0.19 per share. Mr. Thomas is the President, CEO and a director.

     2. Includes an option for the purchase of 1,200,000 shares at a purchase price of $0.19 per share and 486,491 shares at a purchase price of $0.10 per share. Mr. Cauthen is the Vice Chairman of the Board of Directors.

     3. Includes an option to Mr. Watwood's wife Phyllis Watwood for the purchase of 383,333 shares at a purchase price of $0.19 per share and 278,319 shares at a purchase price of $0.10 per share and an option to Mr. Watwood to purchase 1,715,040 shares at a purchase price of $.10 per share. Mr. Watwood is the acting Vice President of Business Development and the Chairman of the Board of Directors.

     4. Includes an option for the purchase of 1,000,000 shares at a purchase price of $0.19 per share and 373,099 shares at a purchase price of $0.10 per share. Mr. Bacon is the acting Vice President of Engineering, Chief Technology Officer and a director.

     5. Includes an option for the purchase of 50,000 shares at a purchase price of $.019 per share and 21,372 shares at a purchase price of $0.10 per share. Ms. Harmon is the corporate secretary and a director.

     6. Includes an option for the purchase of 40,000 shares at a purchase price of $0.19 per share, 25,000 shares at a purchase price of $0.59 per share, 25,000 shares at a purchase price of $0.40 per share and 100,000 shares at a purchase price of $0.19 per share. Mr. Corsentino is the Controller and Treasurer.

     7. Includes options held by such officers and directors for the purchase of an aggregate of 3,921,875 shares at a purchase price of $0.19 per share, 2,874,321 shares at a purchase price of $.010 per share, 25,000 shares at a purchase price of $.40 per share, 25,000 shares at a purchase price of $.59 per share and 40,000 shares at a purchase price of $.25 per share.

     8. Includes warrants for the purchase of 502,500 additional shares at $1.00 per share, 352,941 additional shares at $0.85 per share, 1,363,636 shares issuable upon conversion of a $300,000 convertible note at a conversion rate of 1 share per $0.22, an additional 1,363,636 shares issuable upon exercise of warrants at $0.27 per share; and an additional 175,000 shares issuable upon exercise of an option at an exercise price of $0.25 per share.

     9. Includes: 1,377,551 shares issuable upon conversion of a $675,000 convertible note at a conversion rate of 1 share per $0.49; an additional 1,377,551 shares issuable upon exercise of warrants at an exercise price of $0.63 per share; 1,363,636 shares issuable upon conversion of a $300,000 convertible note at a conversion rate of 1 share per $0.22; an additional 1,363,636 shares issuable upon exercise of warrants at $0.27 per share; and an additional 175,000 shares issuable upon exercise of an option at an exercise price of $0.25 per share.

                            DESCRIPTION OF SECURITIES

         AMCI, in accordance with its Articles of Incorporation and Amendments thereto, is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of the date hereof, none of the Preferred Shares were outstanding and there were 25,523,328 shares of Common Stock outstanding.

         Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have preemptive rights or cumulative voting rights. A majority vote is sufficient for most actions requiring the vote or concurrence of Shareholders. AMCI's Officers and Directors as a group (7 persons) own directly and control the votes of approximately 6.13% of the Issuer's capital stock, and beneficially own, including stock options not yet exercised, 23.47% of the common stock.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that AMCI will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of AMCI, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares and those Shares issued in accordance with this offering will be fully paid and non-assessable.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

No such interests.

                             DESCRIPTION OF BUSINESS

History

American Millennium Corporation, Inc. is a New Mexico corporation organized in 1979 under the name Energy Optics, Inc. (Energy) to develop various technologies for industrial and consumer applications. Energy was unable to realize revenue sufficient to maintain an active status, and was unsuccessful in securing funding sufficient to aggressively market these devices and systems. After becoming inactive and ceasing all initiatives to pursue funding for production and marketing, Energy was de-listed from the NASDAQ Small Cap listing. However, as an inactive over-the-counter stock, Energy's principals maintained the corporate books, kept Energy in good standing and retained its status as fully reporting to the Securities and Exchange Commission.

In order to proceed with its acquisition strategy, Energy recognized that it had to reduce its overwhelming debt. A settlement agreement was reached to eliminate the Small Business Administration debt (including accrued interest) by a combination of cash payments, issuance of stock and forgiveness of debt. The remainder of the debt was extinguished by forgiveness of some debt and interest in exchange for common stock. (Most of this debt was to directors of Energy.) With a clean slate, Management believed that it could pursue its research and development of products and services.

In June 1997, Energy acquired business assets including real estate in Tavares, Florida, buildings, equipment and a controlling stock interest of Lean Protein Foods, Inc., a specialty food company, in a transaction totaling approximately $3.6 million. In September and October 1997, Energy acquired a total of 80% of American Millennium Corporation and 20% of Microgravity Aviation Corporation, both of which were development stage enterprises. Early in 1998, Energy discontinued operations of Lean Protein Foods, Inc. and on July 31, 1998, sold its interest. Management also negotiated the rescissions of both the purchase contracts for a 20% stock ownership held in Microgravity Aviation Corporation and the contract for purchase of the real estate in Tavares, Florida.

Under an Agreement and Plan of Merger dated May 27, 1998, Energy merged with American Millennium Corporation, a subsidiary of which Energy owned approximately an 80% interest, with the parent as the surviving corporation. Upon completion of the merger, we changed our name to American Millennium Corporation, Inc.

In July of 2000, we completed our acquisition of CompuGraphics Corporation, a Florida corporation. As a result of the acquisition, CompuGraphics Corporation was merged into American Millennium Corporation, Inc.

Our corporate headquarters are located at 1010 Tenth Street, Suite 100, Golden, Colorado 80401, and our telephone number is (303) 279-2002.

Products

Our current focus is on providing hardware and software solutions to facilitate timely, accurate, and cost effective one-way and two-way delivery of information via satellite communication and the Internet. We offer a service where customers can access information about various fixed and mobile assets through a custom Internet based software application. With our SatAlarm application, customers can use their existing PC and Internet connection to select a particular asset, and request various information including location, speed, temperature and sensor readings.

Through utilization of newly available two-way satellite communication, we can monitor currently isolated facilities and equipment. We have activated over four hundred systems for satellite monitoring of oil and gas production and pipeline equipment as well as systems for monitoring and tracking rail and highway vehicles. Assets that could not be practically served by land-based communication systems can now utilize satellite monitoring and tracking to yield significantly better equipment management. This results in increased production, less product loss and increased capital efficiency for our customers.

Our principal suppliers of both satellite terminals and satellite airtime include Vistar Datacom, Inc. and ORBCOMM USA L.P. Under the terms of our agreement with Vistar Datacom, Inc., we can provide solutions based on Vistar's GlobalWave network to customers in the oil and gas market throughout the 48 contiguous states and Canada. Under the terms of our past agreement with ORBCOMM, we are able to offer tracking and remote monitoring for customers in the oil and gas, rail car, and cargo container industries, although an exception has been provided for the sale of monitoring units as well as satellite airtime by us to General Motors Corporation. On September 15, 2000, ORBCOMM USA, LP filed for relief under Chapter 11 of the United States Bankruptcy Code. Although some of our applications are completely dependent upon ORBCOMM, most of our current and future applications can be supported using Vistar airtime with minimal time and costs involved in switching airtime applications. ORBCOMM has emerged from bankruptcy and is now under new management. It is expected that the Company will enter into a new airtime agreement with ORBCOMM shortly or will obtain airtime from one of ORBCOMM's resellers.

HOW DOES SATALARM WORK?

     1. Status, location, malfunction or failure information is sent from our hardware located on a customer's asset to a satellite network.

     2. The information passes through the satellite network to our service center for analysis. The customer can then either access a web site to check the status of their asset, or SatAlarm can automatically alert the customer with various alarms.

Since travel times to remote units can be measured in hours, accurate information of this nature is of great value. We become a key and ongoing link in the customer's value chain. We share in that value by charging for our engineering, installation, and operating services as well as receiving a recurring fee for the communication traffic. By way of example, several units have been contracted for by a customer and were provisioned by us to monitor gas well compressors and the mainline station compressor. Our customer will receive daily reports that the units are running or not running, as well as alarm reports whenever the units shut down unexpectedly. We provide a secure website on the Internet for this customer to view the operating conditions and alarms.

CURRENT OPERATIONS

OIL AND GAS CUSTOMERS. We have various initiatives underway with oil and gas producers as well as manufacturers of gas compressors and control panels for those compressors. We currently have over four hundred of our Sentry units that are activated and monitoring production assets for our customers. We also have many potential customers with Sentry units in active field trials. These units are currently monitoring a variety of assets in the United States. Much of oil and natural gas production occurs in largely remote areas far beyond the economic range of wired or terrestrially based wireless communication. Key to the operation of these production sites are enormous compressors used to extract, collect, and transfer the oil and gas to transmission pipelines. The malfunction or failure of one of these compressors is a red-alert event for the production operator. The economic loss can be measured in thousands of dollars per hour of down time, resulting in a high value to reducing the duration of an outage. The Sentry product has been designed for easy installation and operation. Customers simply place the Sentry on the top of the compressor facing south and turn it on. There is no connection to the compressor required as the Sentry is battery powered. Currently, approximately 80% of our revenues are derived from the oil and gas industry.

In July of 2000, we completed our acquisition of CompuGraphics Corporation. CompuGraphics has developed Sat-Trac, which is similar to our SatAlarm application. Sat-Trac is also a user interface that allows customers to view a variety of conditions for a particular customer owned asset. Our current plans include marketing Sat-Trac as a stand-alone software product to be used by customers to monitor assets.

Our current revenues are dependent on a few major customers. As of July 31, 2001 approximately 64% of our accounts receivable are due from three customers, and approximately 58% of our revenues are generated from three customers.

Predominately all of our expenses during the last two years have been related to the research and development and customization of our hardware and software applications. Less than 5% of these total costs have been borne directly by our customers. We released the first version of SatAlarm in late November 2000, which was our first commercially available product.

PROPRIETARY TECHNOLOGY APPLICATIONS. We believe that we have now developed certain proprietary technologies for the monitoring of various types of assets utilizing the ORBCOMM and Vistar systems. In addition to monitoring of data communications, we have the ability to remotely control functions at the asset location. Due to the sensitive and proprietary nature of this technology as well as our intent to protect us to the extent that is possible with patent applications, we are unable to disclose specific aspects of the systems. Nevertheless, we believe that the applications are both valuable and viable. We have retained the service of Dorr, Carson, Sloan & Birney, PC, a Denver, Colorado based patent, trademark and copyright law firm, to effect these applications.

MARKETING. We believe that a significant base of recurring revenues derived from monthly satellite monitoring charges will build our value. Our principal marketing efforts are directed toward the oil and gas market in the United States, which has a need for monitoring of high value assets. Our personnel work with management and engineers in order to determine their technological needs, cost objectives and to develop solutions for their individualized asset monitoring requirements. Marketing efforts are performed by both our personnel and outside sales service providers.

COMPETITION. There are numerous competitors to ORBCOMM's and Vistar's satellite based data and messaging service. However, we are confident that Systems already deployed do not present any competition of a formidable nature for several reasons. First, geostationary systems and terrestrial-based wireless networks are regional, not global, in coverage. Secondly, the big Low Earth Orbit systems such as Iridium and Globalstar must focus on voice telephony to build rapid revenues to service the multi-billion dollar capitalization costs associated with their deployment. Also, their electronic architecture makes it expensive to send data and the end-user equipment is expensive. Additionally, the majority of the satellite systems in development exist only on paper and have either not obtained financing or licensing or both. We do not believe that any system either deployed or in development can compete with the ORBCOMM/Vistar/AMCI collective ability to provide the low cost service for data transfer, the small, inexpensive communicators, or the ability to provide global near-real-time two-way communications. If new satellite wireless technologies do emerge, we will adapt our current products to utilize any that provide a competitive advantage. There is potential competition from other ORBCOMM and Vistar resellers who are licensed to market services within the same industries where we are marketing our products. Also, ORBCOMM and Vistar are marketing their own services to virtually all industries via in-house resellers and employed sales personnel.

Remote asset monitoring via satellite is a relatively new market, in which no one supplier has a majority of market share. The market is new and emerging, and we believe that with our SatAlarm application, we will be participants in the development of a substantial future market. Potential substitutes for our product include cellular services. Cellular service is still not available in all remote areas, which gives our application an advantage, as the possibilities for satellite access are available virtually everywhere.

MANUFACTURING AND SUPPLIERS. We purchase the satellite terminal component for our hardware units from Vistar Datacom and ORBCOMM authorized manufacturers. In the case of Vistar, they are the sole source for that component. Airtime for satellite monitoring is also purchased from Vistar and ORBCOMM.

GOVERNMENT REGULATIONS. As value-added resellers for Vistar and ORBCOMM, our services and products are subject to the rules and regulations of the Federal Communications Commission. We anticipate no problems in obtaining the necessary certifications in a timely manner as required.

PERSONNEL

As of October 31, 2001, we had ten full-time employees, four of whom are directors or officers. None of our employees are represented by a labor union, and we consider our employee relations to be good.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion and analysis should be read in conjunction with the financial statements and related notes, which provide additional information concerning our financial activities and condition.

FOR THE YEAR ENDING JULY 31, 2001

RESULTS OF OPERATIONS

We had a net loss of $2,862,490 (or $.12 per share) on revenues of $282,055 for the year ended July 31, 2001 compared to a net loss of $2,725,775 (or $.15 per share) on revenues of $341,418 for the year ended July 31, 2000. The increase in net loss was primarily attributable to the increase in interest expense, write-off of equipment and the loss on an impairment of non-compete agreement for the year ending July 31, 2001.

Gross profit for the year ended July 31, 2001, was $93,540 (33% of sales) compared to $128,812 (37%) for the year ended July 31, 2000. The cost of sales for fiscal year 2001 consisted primarily of hardware units and airtime sold while costs of sales for 2000 were attributable to the costs of joint product development that were not a true indication of the cost of the product sold.

Selling, general and administrative expenses were $2,373,978 for the year ended July 31, 2001, compared to $2,611,054 for the year ended July 31, 2000. The decrease in selling, general and administrative expenses is primarily due to stock options issued to key officers and directors, resulting in a compensation charge of $1,048,671 for the year ended July 31, 2000, and only $187,000 for the year ended July 31, 2001.

We earned $282,055 from sales revenue in 2001 compared to $341,418 in 2000. The revenue was derived primarily from the sale of hardware and airtime to new and existing customers.

As of July 31, 2001, we had available income tax net operating loss carryforwards of $12,119,889, tax credits of $21,379 and capital loss carryforwards of $2,328,670 that can be used to offset future taxable income, subject to certain restrictions based on significant ownership changes.

EFFECTS OF INFLATION

We believe that our revenues and results of operations have not been significantly affected by inflation during the three years ended July 31, 2001.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We understand that cash equivalents on hand at July 31, 2001, are not adequate to meet even our short-term capital needs. We continue to have negative working capital and a deficiency in assets of approximately $1,562,220 for fiscal year 2001 and $566,925 for fiscal year 2000. Due to our focus on product development, we have not been profitable since our re-organization in 1998. We expect this to continue as we are still firmly committed to new product and service development. Although our forward-looking business plan calls for a continual increase in sales of developed products, we are also planning for increased development costs that will not be offset by increased revenue in the near future.

To fund our operations we will need to pursue additional sources of cash in the short term. As of July 31, 2001, we had substantially no working capital. Our cash funds are not sufficient to cover current operating expenses. Our revenues are not estimated to cover expenses until June 2002, and in the interim the Company will need an additional $2 million in capital funding. The availability of other sources of cash may, or may not, materialize and thus, present a significant risk that we will exhaust our financial resources in the short term, with no ability to pay for ongoing operational expenses, before our revenues can be developed to adequately cover its expenses. Because of these factors, our auditors have expressed substantial doubt as to our ability to continue as a going concern, as noted in the financial statements.

We purchase major components for our products from limited sources. The continued financial viability of each of these companies will significantly determine our future. Because our technology is dependent on our two major suppliers, the discontinuance of operations of either one could have a significant negative impact on the deliverability of our products. Because of the "new" nature of this product line, each of our suppliers must also be considered "start-up" in nature, and also subject to the volatility and risk that comes with a start-up business.

We have no material commitments for capital expenditures and expect no significant changes in the number of employees. We will continue to out-source production and manufacturing and major marketing efforts will be performed by the officers and directors.

Net cash used in operating activities was $1,703,560 for the year ended July 31, 2001, compared to $1,228,042 for the year ended July 31, 2000. The increase in net cash used in operating activities resulted primarily from the fact that for the year ended July 31, 2000, $1,048,670 of compensation was issued in the form of stock options, compared to only $231,700 for the year ended July 31, 2001.

Net cash used in investing activities was $165,741 for the year ended July 31, 2001 compared to $282,971 for the year ended July 31, 2000. The decrease in net cash used in investing activities resulted primarily from decreasing capital expenditures for computer equipment, purchased software and office equipment. Also, in 2000, $150,000 in cash was used in the acquisition of a non-compete agreement related to the CompuGraphics merger.

Net cash provided by financing activities was $1,768,337 for the year ended July 31, 2001, compared to $1,602,925 for the year ended July 31, 2000. The increase in net cash provided by financing activities resulted primarily from the sale of common stock and convertible securities to various accredited private investors.

If we are unable to raise additional funds before December 2001, we may have to limit our operations to an extent not presently determinable by management, but which may include the sale of any assets owned or our ceasing to conduct business. Although we have no commitments for capital, we may raise additional funds through:

      - public offerings of equity, securities convertible into equity or debt,
      - private offerings of securities or debt, or other sources.

Current shareholders should assume that any additional funding will cause substantial dilution to their ownership. In addition, we may not be able to raise additional funds on favorable terms, if at all.

In July of 2001, we began commercial production of our Sentry product, a satellite based modem equipped with a vibration switch intended to remotely monitor oil and gas compressors. We currently have orders from customers for approximately 600 Sentry units and are expecting more orders over the next several months. We believe that the production and sale of this product line, will place us in a cash flow positive position.

                             DESCRIPTION OF PROPERTY

We lease our headquarters facility which occupies approximately 4,400 (four thousand, four hundred) square-feet, located at 1010 10th Street, Suite 100, Golden, CO.

         We do not invest in real estate or real estate mortgages, nor do we invest in the securities of or interests in persons primarily engaged in real estate activities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Promoters.

On April 27, 2000, we entered into a one-year agreement with Charter Bridge Financial ("Charter Bridge") for the purpose of investor relations and public promotion. The agreement called for AMCI to pay Charter Bridge $10,000.00 initially and a monthly fee of $4,500.00 thereafter. Additionally, we agreed to issue to Charter Bridge 70,000 unregistered shares of our common stock upon execution of the agreement and three additional installments of 70,000 unregistered shares, on 8/1/2000, 11/1/2000, and finally on 2/1/2001. On September 27, 2000 we terminated Charter Bridge pursuant to the terms of the agreement, for unsatisfactory or non-performance. To date, Charter Bridge has received $19,000 and 140,000 shares in fees for services.

In July 1999, we engaged Jack Augsback and Associates, a Florida licensed broker, ("Augsback") to serve as its exclusive agent for placement opportunities. We agreed to pay Augsback commissions equal to ten percent of the gross proceeds from placement offerings, with an additional one percent non-accountable expense allowance also in cash. Additionally, we granted Augsback warrants equal to five percent of the gross proceeds from placement offerings. On July 6, 2000, we cancelled our placement agent contract with Augsback. As of the termination date, we had paid Augsback a total of $128,146.35 in commissions and costs.

On December 7, 1998, we entered into a two-year agreement with Potter Financial, Inc. (Potter) for the purpose of investor relations and public promotion. Pursuant to an addendum to the contract, Potter is entitled to purchase options in AMCI as follows in consideration for services rendered in the contract:

                                    100,000 shares @ $0.05
                                    100,000 shares @ $0.10
                                    100,000 shares @ $0.75
                                    100,000 shares @ $1.00
                                    100,000 shares @ $1.50
                                    100,000 shares @ $2.00
                                    100,000 shares @ $2.50
                                    100,000 shares @ $3.00


The original option contract was ti lapse December 31, 2000. On July 17, 2000 our Board of Directors passed a resolution extending the exercise period to December 31, 2002, so that the issuable shares could be registered in this registration statement. Our contract with Potter expired on December 6, 2000

We had accrued salaries due to our officers of $66,901 at JULY 31, 2001.

We had notes payable due to our shareholders at JULY 31, 2001 of $200,000. These notes are unsecured, due at various dates through July 31, 2002 and provide for annual interest at 11%.

On August 13, 1999, the Board of Directors authorized the issuance of 165,000 shares of AMCI common stock in lieu of cash compensation. 100,000 shares were issued to one of our officers for services provided, and 65,000 shares were issued to a consultant in settlement of an outstanding liability in the amount of $13,000.

Effective February 29, 2000 the corporate secretary resigned. The Board of Directors authorized the issuance of 100,000 shares of our restricted common stock valued at $52,500 and a cash payment of $17,500 in settlement of accrued compensation and out-of-pocket expenses.

On April 3, 2001, the Board of Directors authorized the issuance of options for the purchase of 3,406,225 shares of AMCI common stock at an exercise price of $.10/share. These options were issued to 9 officers, directors and related parties in order to settle liabilities of AMCI due them in the amount of $647,183. These options are fully vested and shall be exercisable for 3 years. The nature of the liabilities settled with these options are as follows:

         Accrued consulting                 $298,498
         Advances from officers              $14,080
         Notes payable                      $245,396
         Accrued salaries                    $89,209
                                            --------
                                            $647,183
                                            ========

On April 24, 2001 Bruce R. Bacon, the Company's VP of Technology and CTO, was granted an option to purchase 1,000,000 shares of AMCI common stock at an exercise price of $.19/share. The option is fully vested and shall be exercisable for 3 years. In addition, on April 24, 2001 Ron Corsentino, the Company's Controller was granted an option to purchase 100,000 shares of AMCI common stock at an exercise price of $.19/share. The option is fully vested as of May 29, 2001 and shall be exercisable for 2 years. These options remain unexercised as of October 31, 2001.

On April 24, 2001 the Board of Directors authorized the issuance of options for the purchase of 285,000 shares of AMCI common stock at an exercise price of $.25/share. These options were granted to certain individuals who were employed by AMCI on February 1, 2001. The options are fully vested as of February 1, 2001 and are exercisable for two years. These options remain unexercised as of October 31, 2001.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Since May 27, 1998, our shares have been traded through the over-the-counter market through the NASD OTC Electronic Bulletin Board ("OTCBB") marketplace under the symbol AMCI. Since that date, our shares have traded on the Bulletin Board at prices ranging from $.10 to $2.125; however, there can be no assurance that our shares will continue to trade within this range, given the effect of the shares being registered hereby. Quotations on the OTCBB reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

         As of November 26, 2001, we had 804 Shareholders of Record.

         Holders of our Common Stock are entitled to dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. We do not anticipate the declaration or payment of any dividends in the foreseeable future, and has not paid dividends at any time in the past.

         We intend to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         AMCI's stock registrar and transfer agent is Securities Transfer Corporation.

                             EXECUTIVE COMPENSATION

The following tables summarize the executive compensation earned or paid for services rendered for the fiscal years ended July 31, 2001, 2000 and 1999:


                                               Other Compensation       Total
                         Fiscal Year          Bonus  (1),(2)              (2)
Name and Principal Position       Salary



Andrew F. Cauthen            2001 180,000  --      --                   180,000
     Vice Chairman of the    2000 120,000  --    14,500                 134,500
     Board of Directors      1999  15,000  --      --                    15,000
     Director
     (April 1999 to
      Present)

Steve Watwood                2001  96,000  --      --                    96,000
     VP Business Development 2000  96,000  --      --                    96,000
     Chairman of the Board   1999  98,001  --   186,500                 284,501
     Director
     (May 1998 to Present)

Bruce Bacon                  2001  96,000  --      --                    96,000
     VP of Engineering       2000  96,000  --      --                    96,000
     Chief Technology Officer1999  96,000  --   106,500                 202,500
     Director
     (September 1998
      to Present)

Shirley Harmon               2001    --    --      --                      --
     Secretary               2000    --    --      --                      --
     Director                1999    --    --    13,313                  13,313
     (May 1998 to Present)

James Statham                2001  16,000  --      --                    16,000
     Chief Operation Officer 2000  96,000  --      --                    96,000
     Director                1999  98,001  --   226,250                 324,251
     (May 1998
      to September 2000)

Ronald J. Corsentino         2001  78,000  --      --                    78,000
     Controller,             2000  10,000  --      --                    10,000
     Treasurer               1999    --    --      --                      --

     (June 2000 to Present)

All Executives as a Group    2001 466,000  --      --                   466,000
                             2000 322,000  --    14,500                 432,500
                             1999 307,002  --   532,563                 839,565

1. Includes the value of restricted common stock issued.

2. Does not include the value of long-term compensation in the form of options issued to officers, included in the OPTIONS/SAR GRANTS table below.

Any increase in officer compensation would be predicated on prevailing industry standards and our existing financial situation. The Board of Directors may authorize an increase in the compensation of our executive officers without a vote of Shareholders.

We did not make any bonus cash payments to our executive officers; however, we may, in the future, develop programs which may include bonus payments.

We do not compensate our Directors for their participation. We do not provide for agreements with any of our executive officers. However, we may, in the future, need to compete for the services of our executive officers, at which time, the Board of Directors may adopt and require our executive officers to execute employment agreements.

                            OPTIONS/SAR GRANTS TABLE

The following options table reflects our long-term compensation in the form of individual grants of stock options made during the last completed fiscal year to each of the named executive officers. During the fiscal year ended July 31, 2001, we granted options to purchase 4,841,225 shares of common stock to employees, officers and directors. The exercise price may be paid in cash, check, shares of our common stock valued at fair market value on the exercise date or a cashless exercise procedure involving a same-day sale of the purchased shares. All option grants are immediately exercisable in full. No stock appreciation rights were granted to the named executive officers during the fiscal year ended July 31, 2001. As of November 26, 2001, none of these options have been exercised.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)
------------------  -------------- ------------- ----------- ---------- -------
                                   Percent of
                      Number of      Total                               Market
                                    Options/SARs                          Price
                     Securities                                            on
                     Underlying     Granted to   Exercise of              Date
                      Options      Employees in  Base Price  Expiration    of
 Officer             Granted (#)    Fiscal Year     ($/Sh)     Date       Grant
------------------  --------------- ------------ ----------- ---------- -------
Andrew F. Cauthen      486,491          10.04%       $0.10    4-03-2004  $.29
------------------  --------------- ------------ ----------- ---------- -------
Stephen F. Watwood   1,715,040          35.43%       $0.10    4-03-2004  $.29
------------------  --------------- ------------ ----------- ---------- -------
Bruce R. Bacon       1,000,000          20.66%       $0.19    4-24-2004  $.37
                       373,099           7.70%       $0.10    4-03-2004  $.29
------------------  --------------- ------------ ----------- ---------- -------
Shirley Harmon          21,372            .44%       $0.10    4-03-2004  $.29
------------------  --------------- ------------ ----------- ---------- -------
Ronald J. Corsentino   100,000           2.06%       $0.19    6-01-2004  $.36
                        40,000            .83%       $0.25    2-01-2003  $.37
                        25,000            .51%       $0.50    3-01-2003  $.50
                        25,000            .51%       $0.40    5-01-2003  $.40
------------------  --------------- ------------ ----------- ---------- -------

       AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING JULY 31, 2001 AND 2000

                          INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT                                                 30

FINANCIAL STATEMENTS

     Balance Sheets                                                          31

     Statements of Operation                                                 32

     Statements of Deficiency in Assets                                      33

     Statements of Cash Flows                                                34

NOTES TO FINANCIAL STATEMENTS                                          35 to 45

[LOGO]
Dohan and Company                                  7700 North Kendall Drive, 200
Certified Public Accountants                       Miami, Florida     33156-7564
A Professional Association                         Telephone      (305) 274-1366
                                                   Facsimile      (305) 274-1368
                                                   E-mail         info@uscpa.com
                                                   Internet        www.uscpa.com




                          INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
American Millennium Corporation, Inc.
Golden, Colorado

We have audited the accompanying balance sheets of American Millennium Corporation, Inc. as of July 31, 2001 and 2000, and the related statements of operations, deficiency in assets and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Millennium Corporation, Inc. at July 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has a deficiency in assets that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              /s/ Dohan and Company, P.A.
                                                  Certified Public Accountants

Miami, Florida
October 21, 2001


                                       30
Member:
Florida Institute of Certified Public Accountants
American  Institute of Certified Public  Accountants - Private Companies and SEC
  Practice Sections
SC International - Offices in Principal Cities World-Wide                 [LOGO]

AMERICAN MILLENNIUM CORPORATION, INC.
BALANCE SHEETS
--------------------------------------------------------------------------------
July 31,                                                   2001        2000
                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents..........................   $    4,184   $  105,148
  Accounts receivable, less allowance for doubtful
    accounts of $14,204 and $1,564...................       53,030       23,899
  Inventories........................................       37,758       21,161
  Prepaid expenses...................................        8,224        6,514
  Advances to employees .............................        3,000         --
  Short-term portion of non-compete agreement........       35,000       35,000
  Discount on issuance of debt.......................          --        41,875
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS.................................      141,196      233,597
--------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET..........................      145,409      154,714
--------------------------------------------------------------------------------
OTHER ASSETS
  Long-term portion of non-compete agreement.........          --       138,639
  Securities in closely-held corporation.............        3,040        3,040
  Security deposits..................................       12,753        7,407
  Other assets.......................................          760          760
  Deferred income tax asset, less valuation
    allowance of $5,207,267 and $3,385,497...........          --           --
--------------------------------------------------------------------------------
TOTAL OTHER ASSETS...................................       16,553      149,846
--------------------------------------------------------------------------------
TOTAL ASSETS.........................................   $  303,158   $  538,157
================================================================================

                      LIABILITIES AND DEFICIENCY IN ASSETS

CURRENT LIABILITIES
  Accounts payable....................................  $  320,950   $  226,792
  Accrued payroll and related taxes...................      79,361       44,149
  Accrued liabilities.................................      76,613      468,827
  Current portion of capitalized lease obligations....       9,547       24,473
  Notes payable to officers...........................      53,385      210,992
  Notes payable to related parties....................     189,576       62,285
  Note payable to stockholder.........................     200,000       25,899
  Advances from officers..............................        --         24,952
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES.............................     929,432    1,088,369
--------------------------------------------------------------------------------
Long-term portion of capitalized lease obligations....       7,440       16,713
Long-term portion of interest payable ................      53,506         --
Convertible notes ....................................     875,000         --
--------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES ..........................     935,946       16,713
--------------------------------------------------------------------------------
TOTAL LIABILITIES.....................................   1,865,378    1,105,082
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 12)

DEFICIENCY IN ASSETS
  Preferred stock, 10,000,000 shares authorized;
    none issued                                               --           --
  Common stock, $.001 par value, 60,000,000 shares
    authorized; 23,723,328 and 21,402,284 shares
    issued and outstanding...........................       23,723       21,402
  Additional paid-in capital.........................   15,964,110   14,099,236
  Accumulated deficit................................  (17,550,053) (14,687,563)
--------------------------------------------------------------------------------
TOTAL DEFICIENCY IN ASSETS...........................   (1,562,220)    (566,925)
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND DEFICIENCY IN ASSETS...........   $  303,158   $  538,157
================================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC.
STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
For the Years Ended July 31,                                2001        2000
--------------------------------------------------------------------------------
REVENUES.............................................   $  282,055   $  341,418
COST OF REVENUES.....................................      188,515      212,606
--------------------------------------------------------------------------------
GROSS PROFIT.........................................       93,540      128,812

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
  Compensation to officers and directors.............      724,778    1,273,153
  Consulting - others................................      279,645      135,641
  Professional.......................................      169,128      184,574
  Employee salaries..................................      474,458      423,171
  Employee benefits and payroll taxes................      160,764       59,855
  Research and development...........................         --        136,507
  Travel.............................................      121,186      110,315
  Telephone and utilities............................       44,100       46,529
  Depreciation and amortization......................      136,772       17,798
  Other..............................................      263,147      223,511
-------------------------------------------------------------------------------
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...    2,373,978    2,611,054
--------------------------------------------------------------------------------
LOSS FROM OPERATIONS.................................   (2,280,438)  (2,482,242)

OTHER INCOME (EXPENSES)
  Interest expense...................................     (366,196)    (148,208)
  Amortization of loan costs.........................      (41,875)    (109,647)
  Loss on disposal of property and equipment.........      (74,199)     (25,689)
  Miscellaneous income...............................        3,760       40,011
  Impairment of assets ..............................     (103,542)        --
--------------------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSES)........................     (582,052)    (243,533)
--------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES.............................   (2,862,490)  (2,725,775)

INCOME TAXES.........................................         --          --
--------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                         (2,862,490)  (2,725,775)
--------------------------------------------------------------------------------

NET LOSS.............................................   (2,862,490)  (2,725,775)
================================================================================
NET LOSS PER COMMON SHARE
   BASIC   ..........................................   $    (0.12)  $    (0.15)
   DILUTED ..........................................   $    (0.12)  $    (0.15)
================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
   BASIC .............................................  22,249,332   18,218,392
   DILUTED ...........................................  22,249,332   18,218,392
===============================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC.
STATEMENTS OF DEFICIENCY IN ASSETS
FOR THE YEARS ENDED JULY 31, 2001 AND 2000
--------------------------------------------------------------------------------
                                  Additional                            Total
                  Common Stock     Paid-in    Accumulated            Deficiency
Description     Shares   Amount    Capital     Deficit       Other    in Assets
--------------------------------------------------------------------------------
Balance -
July 31, 1999 16,403,472 $16,404 $11,200,669 ($11,961,788)   $  --   $ (744,715)

Sale of
 common stock  3,130,001   3,130     713,520         --         --      716,650
Common stock
 issued for
  interest        25,000      25      6,225          --         --        6,250
Common stock
 issued for
 compensation    200,000     200      72,300         --         --       72,500
Common stock
 exchanged for
 services        165,200     165      87,365         --         --       87,530
Common stock
 exchanged for
 100% ownership
 in CompuGraphics
 Corp.           600,000     600     (   600)        --         --         --
Common stock
 issued for
 payment of
 accounts
 payable          23,170      23      19,440         --         --       19,463
Conversion of
 debt to equity  855,441     855     951,646         --         --      952,501
Stock options
 issued for
 services           --       --    1,048,671         --         --    1,048,671
Net loss for
 the year           --       --        --      (2,725,775)      --   (2,725,775)
--------------------------------------------------------------------------------
Balance -
July 31, 2000 21,402,284 $21,402 $14,099,236 $(14,687,563) $    --   $ (566,925)
--------------------------------------------------------------------------------
Sale of
 common stock  2,192,294   2,192     660,808         --         --      663,000
Common stock
 issued for
  interest        25,000      25       8,475         --         --        8,500
Common stock
 exchanged for
 services         70,000      70      54,621         --         --       54,691
Common stock
 issued for
 payment of
 accounts
 payable          33,750      34      13,466         --         --       13,500
Debt discount       --       --      248,621         --         --      248,621
Stock options
 issued for
 services and
 payment of debt    --       --      878,883         --         --      878,883
Net loss for
 the year           --       --        --      (2,862,490)      --   (2,862,490)
--------------------------------------------------------------------------------
Balance -
July 31, 2001 23,723,328 $23,723 $15,964,110 $(17,550,053) $    --  $(1,562,220)
================================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the Years Ended July 31,                                2001        2000
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss)........................................ $(2,862,490) $(2,725,775)
      Adjustments to reconcile net (loss) to net
        cash used used by operating activities:
        Depreciation and amortization.................     137,217       17,798
        Amortization of loan costs.....................     41,875      109,647
        Provision for bad debts.......................      12,640        1,564
        Loss on disposal of property and equipment....      74,199       25.689
        Common stock exchanged for services...........      68,191       87,530
        Stock options issued in consideration for past
          services....................................     231,700    1,048,670
        Common stock issued for compensation..........        -          72,500
        Common stock issued as interest     ..........       8,500         --
        Amortization of debt discount ................     248,621         --
        Write down of impaired asset .................     103,542         --
        Stock options issued for compensation .......      109,647         --
     (Increase) decrease in assets:
        Accounts receivable...........................     (41,771)      (5,098)
        Inventory.....................................     (16,597)     (15,186)
        Prepaid expenses..............................      (1,710)      (6,514)
        Other assets..................................        -         (42,893)
      Increase (decrease) in liabilities:
        Accounts payable..............................      94,158       54,527
        Accrued payroll and related taxes.............      35,212      (45,759)
        Accrued liabilities...........................        -         195,258
        Interest payable .............................      53,506         -
--------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES.................  (1,703,560)  (1,228,042)
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Receipts
   Proceeds from disposal of property and equipment...         400        1,700
--------------------------------------------------------------------------------
RECEIPTS FROM INVESTING ACTIVITIES....................         400        1,700
--------------------------------------------------------------------------------
 Disbursements
   Acquisition of property and equipment..............    (157,795)    (129,157)
   Acquisition of non-compete agreement...............        --       (150,000)
   Loans to employees ................................      (3,000)        -
   Additional security deposits and other.............      (5,346)      (5,514)
--------------------------------------------------------------------------------
DISBURSEMENTS FROM INVESTING ACTIVITIES...............    (166,141)    (284,671)
--------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES.................    (165,741)    (282,971)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Receipts
   Proceeds from notes payable to officers.............    172,385      150,000
   Proceeds from related parties ......................     85,000        9,000
   Proceeds from note payable stockholder..............    200,000          200
   Proceeds from issuance of common stock, net.........    708,000    1,512,120
   Proceeds from issuance of convertible notes, net ...    830,000        --
   Proceeds from capitalized leases....................       --         13,809
--------------------------------------------------------------------------------
RECEIPTS FROM FINANCING ACTIVITIES.....................  1,995,385    1,685,129
--------------------------------------------------------------------------------
Disbursements
   Payments on notes due stockholder...................       --        (19,948)
   Payments on notes due related parties...............    (27,849)     (16,600)
   Payments on advances by officers...................        -         (13,713)
   Payments on notes payable to officers...............   (175,000)     (30,978)
   Payments on capitalized leases......................    (24,199)        (965)
--------------------------------------------------------------------------------
DISBURSEMENTS FROM FINANCING ACTIVITIES................   (227,048)     (82,204)
--------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES..............  1,768,337    1,602,925
--------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...   (100,964)      91,912
CASH AND CASH EQUIVALENTS - BEGINNING..................    105,148       13,236
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - ENDING.....................$     4,184  $   105,148
================================================================================
SUPPLEMENTAL DISCLOSURES:
   Cash paid during the year for:
     Interest..........................................$    12,601  $     5,471
     Income taxes......................................$     --     $      --

   In addition to amounts reflected above, common stock or common stock options were issued for:
     Notes payable to related parties..................$    88,183  $      --
     Note payable to officer...........................$   129,992  $      --
     Advances to officer reduced accrued liabilities...$    14,080  $    52,500
     Reduction of accounts payable.....................$    13,500  $    19,463
================================================================================
See accompanying notes.

AMERICAN MILLENNIUM CORPORATION, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY American Millennium Corporation, Inc. (the Company), a New Mexico corporation, was organized in 1979 and has provided engineering services relating to research and development activities for outside parties as well as internal product development. The Company has developed various proprietary and patented technologies for industrial and consumer applications.

BUSINESS COMBINATION A controlling interest (79.3%) of American Millennium Corporation, a Delaware corporation, was acquired in October 1997. The remaining interest in American Millennium Corporation was acquired under an Agreement and Plan of Merger dated May 27, 1998, when the companies merged, with the parent as the surviving corporation. Upon completion of the merger, the Company changed its name from Energy Optics, Inc. to American Millennium Corporation, Inc.

NATURE OF OPERATIONS Since the merger, operations have been focused primarily on hardware and software combinations to facilitate timely, accurate and cost effective one-way and two-way monitoring of information. This is achieved through a variety of platforms including satellite, cellular, various radio frequency protocols and wireline.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORIES Inventories consist of Subscriber Communicators and related parts. Inventories are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) method, or market.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost. Depreciation of equipment is provided over estimated useful lives ranging from five years to seven years, using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Gains and losses on disposition of property and equipment are included in income as realized.

AVAILABLE-FOR-SALE EQUITY SECURITIES The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity securities." This statement requires securities that are available for sale to be carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

INCOME TAXES Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement 109 No. (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

INCOME TAX CREDITS Income tax credits will be recognized as a reduction of the provision for income taxes in the year in which utilized.

REVENUE RECOGNITION The Company develops and sells satellite communication systems. Revenue from sales of satellite communication systems is recorded at the time the goods are shipped or access is granted to the service. The Company provides airtime to its customers on a month-to-month basis, which is recognized as revenue at the time the service is provided.

AMORTIZATION OF NON-COMPETE AGREEMENT The non-compete agreement is recorded at cost and amortized on a straight-line basis. Non-compete agreement is amortized over the term of the agreement, which is five years. Accumulated amortization was $36,458 as of July 31, 2001. Amoritization expense was $35,000 and $1,458 for the years ending July 31, 2001, and 2000, respectively.

AMORTIZATION OF LOAN COSTS Loan costs incurred in the acquisition of indebtedness is amortized using the straight-line method over term of the respective debt instrument.

CONCENTRATIONS OF CREDIT RISK AND ECONOMIC DEPENDENCE Concentrations of credit risk with respect to receivables results from the fact that approximately 56% of accounts receivable at July 31, 2001, was due from two customers. Further, approximately 62% of revenues from the sale of products and services are to three customers.

Risks associated with industry concentrations are limited due to the wide variety of customers and markets into which the Company's products and services are provided, as well as their dispersion across many different geographic areas.

The Company is economically dependent on ORBCOMM USA, L.P. (ORBCOMM), which has filed for protection under Chapter 11 of the Federal Bankruptcy Act, and Vistar Datacom, for whom it is a value-added reseller. ORBCOMM and Vistar Datacom both provide satellite service for the Company's monitoring devices and are also the suppliers for the main component of the Company's Subscriber Communicators.

USE OF ESTIMATES The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

RESEARCH AND DEVELOPMENT COSTS Research and development costs are expensed as incurred.

ADVERTISING Advertising costs are expensed as incurred.

COMPUTER SOFTWARE DEVELOPED FOR INTERNAL USE Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") issued by the American Institute of Certified Public Accountants is effective for financial statements beginning after December 15, 1998, SOP 98-1 requires that costs incurred in the preliminary stage of a development project be expensed as incurred, and that subsequent costs be capitalized or expensed, depending on criteria defined within SOP 98-1 Capitalized costs should be amortized on a straight-line basis unless another systematic basis is more representative of the software's use.

BASIC AND DILUTED NET LOSS PER COMMON SHARE Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted net loss per common share is determined by using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

IMPAIRMENT OF LONG-LIVED ASSETS The Company follows FASB Statement No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of the carrying amount or the fair value less cost to sell.

COMPREHENSIVE INCOME The Company has previously adopted FASB Statement No. 130 (SFAS 130) "Reporting Comprehensive Income". This statement establishes standards for reporting of comprehensive income and its components (revenues, expenses, gains, losses) in financial statements and requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of the unrealized gain on marketable securities and is presented in the Statements of Deficiency in Assets. The adoption of SFAS 130 had no impact on the Company's net income or total shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company has adopted FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivatives and whether it qualifies for hedge accounting. This statement is not expected to have a material impact on the Company's consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS Cash, receivables, accounts payable, debt, accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with current market rates.

RECLASSIFICATIONS Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation of the current year financial statements. Additionally, retroactive effect has been given to the merger for purposes of comparative financial statement presentation.

NOTE 2. RELATED PARTY TRANSACTIONS

NOTES PAYABLE On September 22, 2000, a stockholder advanced $20,000 to the Company in the form of a 30-day unsecured promissory note bearing interest at the rate of eight percent per annum. As of July 31, 2001, this note is still outstanding.

On October 6, 2000, a stockholder advanced $75,000 to the Company in the form of a 30-day unsecured promissory note bearing interest at the rate of eight percent per annum. As of July 31, 2001, this note is still outstanding.

On December 28, 2000, a stockholder advanced $125,000 to the Company in the form of a 45-day unsecured promissory note bearing interest at the rate of eight percent per annum. The Company received net proceeds of $118,750 from the issuance of this note. As of July 31, 2001 this note is still outstanding.

Notes payable to officers at July 31, 2001 and 2000, were $53,385 and $210,992, respectively. These notes are unsecured, due at various dates through July 31, 2002, and provide for annual interest at 6%. For the year ended July 31, 2001, officers of the Company advanced funds to the Company totaling $139,500.

On November 10, 2000 a note payable to an officer of the Company in the amount of $175,000 was paid in full, including accrued interest.

Notes payable to parties related by virtue of common control at July 31, 2001 and July 31, 2000 were $189,576 and $62,285, respectively. These notes are unsecured, due at various dates through July 31, 2002, and provide for annual interest at 6%.

STOCK OPTIONS On April 3, 2001 the Board of Directors authorized the issuance of options to purchase 3,406,225 shares of our common stock at an exercise price of $.10 per share. These options were issued to nine officers, directors and related parties in order to settle liabilities due them in the amount of $647,183. The nature of the liabilities settled with these options were as follows:

         Accrued consulting             $298,498
         Advances from officers           14,080
         Notes payable                   245,396
         Accrued salaries                 89,209
                                        --------
                                        $647,183
                                        ========

On April 24, 2001, the Company's Vice President of Technology and Chief Technology Officer, was granted an option to purchase 1,000,000 shares of the Company's common stock at an exercise price of $.19 per hare. The option is fully vested and shall be exercisable for three years. Compensation expense of $180,000 was recognized, which was determined by the difference between the option exercise price of $.19 and the market value of our stock on April 24, 2001 of $.37. These options remain unexercised as of July 31, 2001.

On April 24, 2001, the Board of Directors authorized the issuance of options to purchase 285,000 shares of the Company's common stock at an exercise price of $.25/share. These options were granted to certain individuals who were employed by the Company on February 1, 2001. The options are fully vested as of February 1, 2001 and are exercisable for two years. Compensation expense of $34,700 was recognized, which was determined by the difference between the option exercise price of $.25 and the market value of our stock on April 24, 2001 of $.37. These options remain unexercised as of July 31, 2001.

On May 29, 2001, the Controller and Principal Accounting Officer, was granted an option to purchase 100,000 shares of the Company's common stock at an exercise price of $.19 per share. The option is fully vested and shall be exercisable for three years. Compensation expense of $17,000 was recognized, which was determined by the difference between the option exercise price of $.19 and the market value of our stock on May 29, 2001 of $.36. These options remain unexercised as of July 31, 2001.

NOTE 3.  BUSINESS COMBINATION

On July 18, 2000, the Company completed a merger with CompuGraphics Corporation by exchanging 600,000 shares of its common stock for all of the common stock of CompuGraphics. The merger was accounted for as a pooling of interest and accordingly the prior year's financial statements include the combined results of operations, financial position and cash flows of CompuGraphics.

Prior to the merger, CompuGraphics' fiscal year ended on December 31. In recording the business combination, CompuGraphics financial statements were restated to conform with the Company's year end. The effects of conforming CompuGraphics accounting policies to those of the Company were not material.

NOTE 4.  NON-COMPETE AGREEMENT IMPAIRMENT

During the fiscal year, the Company reviewed its non-compete agreement and realized the sum of the expected future net cash flows is less than the carrying amount of the asset. As a result, management determined that the useful life of the agreement should be reduced from five years to two years and an impairment loss of $103,542 was recognized. The remaining value of $35,000 will be amortized over the remaining year.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:
                                                          2001          2000
--------------------------------------------------------------------------------
  Office furniture and equipment                       $ 124,083   $  114,970
  Computer software                                      115,190       24,089
  Demonstrator Subscriber Communicators                   18,900       30,754
  Subscriber Communicators leased to customer              4,228        7,768
--------------------------------------------------------------------------------
                                                         262,401      177,581
  Accumulated depreciation                            (  116,992)  (   22,867)
--------------------------------------------------------------------------------
  Property and equipment, net                          $ 145,409   $  154,714
================================================================================

Depreciation expense for the years ending July 31, 2001 and 2000, amounted to $102,588 and $15,419, respectively. Of these amounts, $101,773 and $14,309 are included in other selling, general and administrative expenses for July 31, 2001 and 2000, respectively; and $815 and $1,109 are included in cost of revenues for July 31, 2001 and July 31, 2000, respectively.

NOTE 6.  SECURITIES IN CLOSELY-HELD CORPORATION

Archibald Brothers Fine Beverages, Inc. (Archibald) is a closely-held company in which the Company owns 30,400 shares of common stock. The shares are held in escrow pursuant to an agreement providing for the sale of shares under an option to a third party. Under this agreement the J.M. Smucker Company (a minority shareholder) has the option to acquire all remaining shares of Archibald at a predetermined formula price at the earlier of three years or upon sales reaching $28 million. The investment is recorded at the cost of $3,040. The fair value of this investment as of July 31, 2001 was $14,390.

In addition to the 30,400 shares of Archibald's common stock already owned, the Company has options to purchase up to 69,600 shares of common stock at $1 per share on or before October 31, 2001.

NOTE 7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued liabilities consisted of the following:
                                                           2001         2000
--------------------------------------------------------------------------------
    Professional fees                                  $   20,000   $ 133,874
    Consulting - officers                                  44,077     326,953
    Settlement                                              --          8,000
    Employee benefits                                       3,135        --
    Other accrued expenses                                  9,401        --
 -----------------------------------------------------------------------------
                                                       $   76,613   $ 468,827
================================================================================

NOTE 8.  COMMON STOCK

STOCK ISSUED FOR SERVICES On April 27, 2000, the Company entered into an agreement with The Charterbridge Financial Group, Inc. for consultation services in connection with new business opportunities and promotion of the Company to the public. The agreement calls for the issuance of 70,000 unregistered shares of the Company's common stock each quarter along with a monthly cash payment of $4,500. In October of 2000, the Company terminated the services to be provided by that company. 70,000 shares of the Company's unregistered common stock valued at $54,691 was issued on August 1, 2000 and 33,750 unregistered shares of the Company's common stock valued at $13,500 was issued on May 16, 2001 in settlement of the final amount due under the contract.

On June 25, 2001 the Board of Directors authorized the issuance of 25,000 shares of the Company's unregistered common stock to a stockholder as penalty shares for late payment of a 30 day note due the shareholder dated September 23, 1999.

On August 24, 2000 the Board of Directors authorized the issuance of 50,000 shares of restricted common stock to one private investor. The Company received net proceeds of $50,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $1.00.

On September 18, 2000 the Board of Directors authorized the issuance of 131,579 shares of restricted common stock to two private investors. The Company received net proceeds of $75,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $1.00.

On November 15, 2000 the Board of Directors authorized the issuance of 25,000 shares of restricted common stock to one private investor. The Company received net proceeds of $25,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $1.00.

On January 5, 2001, a stockholder exercised warrants to purchase 100,000 shares of the Company's restricted common stock. The Company received net proceeds of $25,000 from the exercise of these warrants.

On February 5, 2001 and March 15, 2001 the Board of Directors authorized the issuance of 985,715 shares of the Company's restricted common stock to two New York investors pursuant to an exemption letter obtained from the New York Department of Law. The shares were sold at prices ranging from $.35 to $.49 per share; resulting in net proceeds to the Company of $433,000. One investor holds a warrant to purchase 285,715 common shares of the Company's stock at a purchase price of $.35 per share for a period of three years.

On June 18, 2001 the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor. The Company received net proceeds of $125,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $0.27 for a period of five years.

STOCK OPTIONS During the year ending July 31, 2001, the Board of Directors granted to various officers, directors and related parties of the Company stock options in consideration for past services, in settlement of accrued liabilities and as future incentive to perform for the Company. At July 31, 2001, there were 6,353,100 shares under option at exercise prices ranging from $.10 to $.19 per share which expire on various dates through April 24, 2004. All options vest immediately upon grant. Compensation expense of $197,000 has been recognized in the current fiscal year relating to the granting of these options. As of July 31, 2001, none of the options have been exercised.

During the year ending July 31, 2001, the Board of Directors granted to employees, who were employed by the Company on February 1, 2001, options to purchase one share of common stock at an exercise price of $.25. These options vest immediately upon grant and have a maximum term of 2 years. During the current fiscal year compensation expense of $34,700 has been recognized relating to the granting of these options. As of July 31, 2001 there were 285,000 shares reserved for issuance under this plan. All of these options remain unexercised as of July 31, 2001.

Pursuant to employment agreements entered into during fiscal year 2000 and 2001, certain employees were granted options to purchase the Company's common stock at $1.00 per share, which was more than 100% of the market price on the dates the options were granted. Accordingly, no compensation expense has been recorded in the current fiscal year relating to these options. The options vest after one year of service and have a maximum term of 3 years. At July 31, 2001, 600,000 shares were reserved for future issuance under the plan.

NOTE 9. INCOME TAXES

Deferred income taxes and benefits for 2001 and 2000 are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 35%) of these temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                         Current
                                                         Period
                                            2000         Changes          2001
--------------------------------------------------------------------------------
Deferred tax assets:
Accrued officers' compensation        $   114,436     ($114,436)  $      --
Allowance for bad debts                      --           4,971         4,971
Stock options offered as compensation        --          81,095        81,095
Unamortized portion of non-compete
   agreement                                 --          57,167        57,167
Net operating loss carryforwards        3,013,845     1,228,119     4,241,964
Capital loss carryforwards                815,035          --         815,035
--------------------------------------------------------------------------------
                                        3,943,316     1,256,916     5,200,232
Investment credit carryforwards             3,836          --           3,836
Research credit carryforwards              17,543          --          17,543
--------------------------------------------------------------------------------
                                        3,964,695     1,256,916     5,221,611
Valuation allowance                    (3,950,273)   (1,256,994)   (5,207,267)
--------------------------------------------------------------------------------
Deferred tax asset                         14,422    (       78)       14,344
--------------------------------------------------------------------------------
Deferred tax liabilities:
Excess book depreciation over
 tax depreciation                          14,422    (       78)       14,344
--------------------------------------------------------------------------------
Deferred tax liability                     14,422          --          14,344
--------------------------------------------------------------------------------
Net deferred tax asset (liability)    $      --       $    --     $      --
================================================================================

For the year ended July 31, 2001, the Company generated, for U.S. income tax purposes, a net operating loss of approximately $2,805,500, resulting in a total loss carryforward of approximately $12,119,900. Capital loss carryforwards at July 31, 2001, were $2,328,670. These loss carryforwards expire at various dates through the year 2019.

A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that a portion of the deferred income tax benefits will not be realized. It is management's opinion that it is more likely than not that the entire deferred tax benefit may not be recognized in future years because the utilization of the remaining carryforwards is dependent on the Company's ability to generate sufficient taxable income during the carryforward periods and no further significant changes in ownership. Therefore, a valuation allowance equal to the deferred tax benefit has been established, resulting in no deferred tax assets as of the balance sheet dates.

During the year ended July 31, 1998, there were significant ownership changes in the Company as defined in Section 382 of the Internal Revenue Code. As a result of these changes, the Company's ability to utilize net operating losses available before the ownership change is restricted to a total of approximately $1,775,483 per year (approximately 5.33% of the market value of the Company at the time of the ownership change). Therefore, substantial net operating loss carryforwards will, in all likelihood, be eliminated in future years due to the change in ownership.

For the year ended July 31, 2001, no tax credits expired. Remaining tax credits total $21,379 which expire at various dates through 2005. As a result of significant changes in ownership as defined in Section 383 of the Internal Revenue Code, the Company's ability to utilize tax credits available before the ownership change will be limited.

NOTE 10. OPERATING AND ECONOMIC CONDITIONS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, conditions have limited the ability of the Company to market its products and services at amounts sufficient to recover its operating and administrative costs. As a result, the Company has incurred operating losses of $2,862,490 and $2,725,775 for the years ending July 31, 2001 and 2000, respectively.

In addition, the Company has used substantial working capital in its operations. As of July 31, 2001 and 2000, current liabilities exceed current assets by $788,236 and $854,772, respectively. Cash used by operations for the years ended July 31, 2001 and 2000, amounted to $1,703,560 and $1,228,042, respectively.

Sales are expected to fund day-to-day operations and marketing activities related to digital, wireless and wireline communications endeavors. Management plans to raise additional capital by further issuance of the Company's common stock through the private offering of stock under Regulation D, Rule 506, and additional offerings to the public under Form SB-2 and other capital instruments.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 11. NOTES PAYABLE

On November 9, 2000, the Company entered into a Series 1 Convertible Note Purchase Agreement providing for the offer, sale, issuance and delivery of up to $675,000 in principal amount of Series 1 Convertible Notes with Purchase Warrants. Under the Agreement, the Company shall issue $675,000 principal amount of Convertible Notes convertible into 1,377,551 shares of Common Stock of the Company at $.49 per share. With such Convertible Notes the Company will issue Purchase Warrants entitling the holder to purchase up to 1,377,551 shares of the Common Stock of the Company at an exercise price of $.63 per share. The Company received net proceeds of $636,250 from the issuance of this convertible note. As of July 31, 2001, this note has not been converted into equity and is still outstanding.

On April 23, 2001, the Company entered into a Series 1 Convertible Note Purchase Agreement providing for the offer, sale, issuance and delivery of up to $300,000 in principal amount of Series 1 Convertible Notes with Purchase Warrants. Under the Agreement, the Company is to issue $300,000 principal amount of Convertible Notes convertible into 1,363,636 shares of Common Stock of the Company at $.22 per share. With such Convertible Notes the Company will issue Purchase Warrants entitling the holder to purchase up to 1,363,636 shares of the Common Stock of the Company at an exercise price of $.27 per share. The Company has recorded a debt discount of $245,454 relating to the issuance of this note. Attributable to the beneficial conversion feature is $145,454 calculated by the excess of the fair value of the Company's common stock on April 23, 2001 of $.38 and the conversion price of $.22. Attributable to the stock purchase warrants is $99,998 calculated by the excess of the fair value of the Company's common stock on April 23, 2001 of $.38 and the warrant price of $.27 pursuant to APB No. 14. The Company received net proceeds of $200,000 from the issuance of this convertible note and not the full $300,000 as per Purchase Agreement. As of July 31, 2001 this note has not been converted into equity and is still outstanding.

On July 25, 2001, an outside consultant advanced the Company $65,000 in the form of a short term advance with an interest rate of 10%. As of July 31, 2001 this advance is still outstanding.

NOTE 12. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES The Company's corporate headquarters are located in a 4,600 square foot facility in Golden, Colorado. Under the terms of a lease agreement dated December 8, 1999, the Company is to occupy the Golden offices for a term of 36 months beginning the first day of December 1999, with a monthly rent of $4,600. The Company's former President and CEO operates out of an executive suite in Houston, Texas with a monthly rent of approximately $1,000. This lease expires October 31, 2001.

The Company also leases office equipment under non-cancelable leases expiring at various times through May 2003, with monthly payments of $1,007.

Future minimum lease payments under all operating leases for years subsequent to July 31, 2001 are as follows:

          2002                                                   $   68,404
          2003                                                       30,036
          2004                                                        5,035
                                                                 ----------
                                                                 $  103,475
                                                                 ==========

Total rental expense, primarily from office space and equipment, was $77,271 and $46,335 for the years ended July 31, 2001 and 2000, respectively.

CAPITAL LEASES The Company leases certain computer and office equipment. The leases include options for renewal or purchase and contain clauses for payment of property taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Capital lease obligations consisted of the following:

                                                           2001         2000
                                                        ----------   ---------
Lease payments, payable in monthly
   installments totaling $1,658 and $2,789,
   respectively, inclusive of imputed interest
   at a rate of 11.6%, maturing at
   various dates through May 2004.                      $   16,987   $   41,186
Current obligations under capital leases                 (   9,547)   (  24,473)
                                                        ----------   -----------
Long-term obligations under capital leases               $   7,440   $   16,713
                                                        ==========   ===========

Future minimum lease payments under capital leases for years subsequent to July 31, 2001 are as follows:

          2002                                                       11,483
          2003                                                        4,890
          2004                                                        4,075
                                                                 ----------
                                                                 $   20,448
          Amount representing interest                               (3,461)
                                                                 ----------
          Present value of future minimum lease payments         $   16,987
                                                                 ==========

SELF-INSURANCE The Company carries a $100,000 policy for general liability and property insurance. The Company has not obtained product liability insurance to date due to the cost of such insurance. ORBCOMM and Vistar Datacom provide one-year warranties on the Subscriber Communicators which is passed along to the customer. Management presently believes that there is no material risk of loss to the Company from product liability claims against the Company as a distributor.

In September 1999, the Company commenced a private offering of its common stock, which was intended to conform with available exemptions from the registration of the securities. The Company raised $65,750 in the states of Alabama, Georgia, Kentucky, and Texas; however, the Company did not forward the appropriate notice filings and fees to the regulatory agencies in these states. In the event, the state securities regulatory agencies determine that a violation has defeated any available Rule 506 exemption, the unregistered sale of securities in Alabama, Georgia, Kentucky and/or Texas without the benefit of an exemption from registration could give rise to civil actions against the Company by purchasers in the offering of such states who may be entitled to rescission and refund of the total purchase price with interest.

NOTE 13.  SUBSEQUENT EVENTS - ADVANCES

On August 8, 2001, a shareholder of the Company advanced $30,130 to the Company in the form of a 30 day unsecured note bearing interest at the rate of 8% per annum. As of October 29, 2001, this note is still outstanding.

On September 14, 2001, an officer of the Company advanced $10,000 to the Company in the form of a short term loan. This note was repaid according to terms.

NOTE 14.  SUBSEQUENT EVENTS - COMMON STOCK

On August 22, 2001, the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor. The Company received net proceeds of $125,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $0.27 for a period of five years.

On September 25, 2001, the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor. The Company received net proceeds of $150,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of the Company's common stock for $0.27 for a period of five years.

NOTE 15.  SUBSEQUENT EVENTS - CHANGE IN CHIEF EXECUTIVE OFFICER

The Company's CEO and President, resigned effective September 30, 2001. On October 1, 2001, the Board of Directors elected a new CEO and President. The former CEO will remain on the Board of Directors and will serve as Vice Chairman.

NOTE 16.  SUBSEQUENT EVENTS - JOINT VENTURE

On August 29, 2001 the Company announced the execution of an agreement with Midland, Texas-based CC Technology, Inc. (CCT) for product integration, marketing and sales. The agreement calls for the Company's SATAlarm-Sentry (TM) system to be integrated with CCT's ProFlo (TM) lubrication monitoring device for compressor systems in the oil and gas industry.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

At no time has the Company had any such disagreements with its accountants.


                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Article XII of the Company's Articles of Incorporation and Article X of the Company's By-laws provide that the Company shall have the power to, and shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                  Registration Fees under the Securities Act of 1933 $    725.28

                  Printing and Engraving(1)                          $  3,000.00

                  Legal Fees(1)                                      $ 15,000.00

                  Accounting/Auditing Fees(1)                        $  8,000.00

         (1)Estimated

                     RECENT SALES OF UNREGISTERED SECURITIES

         The Company has issued "unregistered" securities to various persons and firms as specified below and all such securities were acquired directly from the Company in transactions not involving any public offering. These transactions are more thoroughly described in the Company's Forms 10-K and 10-QSB for the fiscal year ended July 31, 2001. All such securities may only be resold upon compliance with Rule 144, adopted under the Securities Act of 1933, as amended, unless registered. All securities were sold in reliance upon Sections 4(2), 4(6) and/or 3(b) of the Act, and/or pursuant to Regulation D, Rule 506, as indicated below. All purchasers were either "accredited" or "sophisticated". All purchasers executed a Subscription Agreement indicating they had such knowledge and experience in financial and business matters that, either alone or with a purchaser representative, they were capable of evaluating the merits and risks of the investment. All purchasers were provided with access to information about the Company.

         From September 1999 through September 2000, the Company conducted a private offering consisting of 3,080,001 shares of its unregistered common stock in the manner and in reliance upon Regulation D, Rule 506, and the various alternative exemptions cited above, to total of 28 accredited investors. The unregistered common shares were offered and sold at a purchase price of $.25 per share for an aggregate of $770,000 in proceeds to the Company. Each stock purchase included a warrant to purchase an equivalent number of additional common shares of the Company for $.25 per share. The Company further agreed to conduct a registration of the 3,080,001 issued shares and the 3,080,001 warrant shares sold in the private offering and all persons participating therein are included as a part of the registration to which this Prospects is related. All purchasers in the private offering executed a subscription agreement indicating
(i) they meet the definition of "Accredited Investor" as the term is specified in Regulation D, Rule 502, and; (ii) they have such knowledge and experience in financial and business matters that either alone or with a purchasers representative, are capable or evaluating the merits and risks of the investment. In connection with the private offering, Jack Augsback and Associates were issued 154,000 warrant shares exercisable at $0.25 per share in its role as a commissioned placement agent for the Company.

         In July 2000, the Company issued 600,000 unregistered common shares as partial consideration in exchange for 100% of the issued and outstanding stock of CompuGraphics Corporation. The Company agreed to register all of the 600,000 unregistered shares issued in connection with the acquisition of CompuGraphics.

         On April 7, 2000 and July 7, 2000, the Company sold two Series 1 Convertible Promissory Notes to a private accredited investor in the amounts of $502,500 and $300,000 respectively, in the aggregate amount of $802,500, bearing 10 percent interest per annum. Upon conversion of the two notes into common stock of the company pursuant to the terms of the notes, an aggregate of 855,441 shares were issued. The private investor also holds warrants for the purchase of up to 855,441 additional shares at exercise prices from $0.85 to $1.00 per share. In connection with the issuance of the $502,500 convertible note, Jack Ausback and Associates were issued 25,125 warrant shares exercisable at $1.00 per share in its role as a commissioned placement agent for the Company.

         From November 1998 to May 2001, the Company issued 3,836,370 unregistered common shares to engage consultants, to pay professionals and consultants in lieu of cash, or as compensation for accrued, unpaid wages and salaries to corporate officers: Brenda Lee Hamilton 322,000 shares; Roy Meadows 127,500 shares; Jose McClinton 65,500 shares; Gloria Blundell 12,500 shares; Terry Wigton 50,000 shares; William K. Parker 10,000 shares; Brusse N. Bevers 2,500 shares; Lynn D. Crawford 2,500 shares; James A. Belknap 5,000 shares; Karen R. Griffith 25,000 shares; Linda Claman Moore 67,500 shares; Richard Walker 38,336 shares; Robert Sullivan 27,988 shares; Eric Horton 26,812 shares; Stuart Smith 17,522 shares; Todd Smith 6,942 shares; Justin Quis Quis 7,000 shares; The Charterbridge Financial Group 15,400 shares; Lindy Amyx 19,857 shares; John S. Robinson 10,343 shares; Molesworth Associates, Inc. 23,170 shares; James C. Statham 1,150,000 shares; Steve Watwood 700,000 shares; Bruce
R. Bacon 583,000 shares; Renee C. Riegler 325,000 shares; Shirley M. Harmon 62,500 shares; Phyllis Watwood 32,500 shares; and Andrew F. Cauthen 100,000 shares. 30,200 shares issued to consultants carried a warrant to purchase additional common shares of the Company for $.25 per share. 10,000 warrant shares issuable upon exercise @ $1.00 per share were issued to Baker, Johnston & Wilson, LLP for legal services.

         From November 1998 to May 2001, the Company issued 450,000 unregistered common shares to repay cash loans that had previously been made, to include:
Eco-Max Systems, Inc. 250,000 shares; and Savitar Farms, LLC 200,000 shares.

         On June 8, 2000 American Millennium Corporation, Inc. entered into an option agreement with six private investors. Pursuant to the terms of the agreement, the investors, for consideration of $100,000, may purchase an entitlement to purchase from the Company options and warrants exercisable up to an aggregate of 8,000,000 newly issued restricted shares (constituting approximately 25% of the Company as of June 8, 2000 on a fully diluted basis) of the Company's common capital stock, at exercise prices ranging from $1.00 to $5.25 per share. If the investors were to elect to exercise such rights in full, the total proceeds to the Company under agreement would be approximately $15,500,000 to $23,500,000 depending upon exercise periods. All share purchases pursuant to such purchase rights, whether pursuant to options or warrants, are for unregistered securities (i.e., governed by "Rule 144 restrictions") The shares purchased are to only be registered by the Company if a) the investors make their purchases in increments of $1.5 million or more, or (b) the investors purchase shares prior to the time that the Company is otherwise filing a registration statement for other shareholders or for "secondary offerings" (i.e., "piggy-back registration rights"). The investors are not obligated to purchase any shares from the Company and have the right to purchase all, or any portion of, the option shares. The investors were required to purchase the above described option package no later than June 21, 2000. The Company extended the deadline for payment of the initial option purchase fee, of which only $75,000 has been paid to date, and in its discretion, issued 75,000 shares at $1.00 per share to the private individuals who partially funded the option fee, along with warrants to purchase and additional 75,000 shares at a purchase price of $1.25 per share (See, Selling Security Holders).

On December 7, 1998, the Company entered into a two-year agreement with Potter Financial, Inc. (Potter) for the purpose of investor relations and public promotion. Pursuant to an addendum to the contract, Potter is entitled to purchase options in the company as follows in consideration for services rendered in the contract:

                                    100,000 shares @ $0.05
                                    100,000 shares @ $0.10
                                    100,000 shares @ $0.75
                                    100,000 shares @ $1.00
                                    100,000 shares @ $1.50
                                    100,000 shares @ $2.00
                                    100,000 shares @ $2.50
                                    100,000 shares @ $3.00

The original option contract was to lapse December 31, 2000. On July 17, 2000 the Company's Board of Directors passed a resolution extending the exercise period to December 31, 2002, so that the issuable shares could be registered in this registration statement. The Company's contract with Potter expires on December 6, 2000.


On December 28, 2000, the Company, pursuant to a Promissory Note, obtained $125,000 in funding. Pursuant to the terms of the Note, the Note holder has the option to purchase 350,000 shares of common stock at a price of $.25 per share until January 28, 2002.

For the year ended July 31, 2001, we issued 128,750 unregistered common shares to pay professionals and consultants in lieu of cash, or as compensation for accrued, unpaid wages and salaries to corporate officers. We issued Karen R. Griffith 25,000 shares of our common stock for interest payment and The Charterbridge Financial Group 103,750 shares of our common stock for services in connection with advertising and marketing.

On August 24, 2000, the Board of Directors authorized the issuance of 50,000 shares of restricted common stock to one private investor, Peter Jankowski. We received net proceeds of $50,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $1.00 per share.

On September 18, 2000, the Board of Directors authorized the issuance of 131,579 shares of restricted common stock to two private investors, AlphaCom, Inc and Doug Chalmers, MD. We received net proceeds of $75,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $1.00 per share.

On November 9, 2000, we entered into a Series 1 Convertible Note Purchase Agreement providing for the offer, sale, issuance and delivery of up to $675,000 in principal amount of Series 1 Convertible Notes with Purchase Warrants. The note was issued to two private investors, Options Unlimited and Rodney Schoemann, Jr. Under the Agreement, we issued $675,000 principal amount of Convertible Notes convertible into 1,377,551 shares of our Common Stock at $.49 per share. With such Convertible Notes we issued Purchase Warrants entitling the holder to purchase up to 1,377,551 shares of our Common Stock at an exercise price of $.63 per share. We received net proceeds of $636,250 from the issuance of this convertible note. As of November 9, 2001, this note has not been converted into equity and is still outstanding.

On November 15, 2000, the Board of Directors authorized the issuance of 25,000 shares of restricted common stock to one private investor, Patrick Galvin. The Company received net proceeds of $25,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $1.00.

On January 5, 2001, a stockholder, the Chelverton Fund, exercised warrants to purchase 100,000 shares of our restricted common stock. We received net proceeds of $25,000 from the exercise of these warrants.

On February 5, 2001, and March 15, 2001, the Board of Directors authorized the issuance of 985,715 shares of our restricted common stock to two New York investors, Michael Bowe and the Zable Family Trust, pursuant to an exemption letter obtained from the New York Department of Law. The shares were sold at prices ranging from $.35 to $.49 per share; resulting in net proceeds to us of $433,000. One investor holds a warrant to purchase 285,715 common shares of our stock at a purchase price of $.35 per share for a period of three years.

On April 23, 2001, we entered into a Series 1 Convertible Note Purchase Agreement providing for the offer, sale, issuance and delivery of up to $300,000 in principal amount of Series 1 Convertible Notes with Purchase Warrants. The agreement was entered into with Rodney Schoemann, Jr., a private investor. Under the Agreement, we issued $300,000 principal amount of Convertible Notes convertible into 1,363,636 shares of our common stock at $.22 per share. With such Convertible Notes we issued Purchase Warrants entitling the holder to purchase up to 1,363,636 shares of our common stock at an exercise price of $.27 per share. We recorded a debt discount of $245,454 relating to the issuance of this note. Attributable to the beneficial conversion feature is $145,454 calculated by the excess of the fair value of our common stock on April 23, 2001 of $.38 and the conversion price of $.22. Attributable to the stock purchase warrants is $99,998 calculated by the excess of the fair value of our common stock on April 23, 2001 of $.38 and the warrant price of $.27 pursuant to APB No. 14. We received net proceeds of $200,00 from the issuance of this convertible note. As of July 31, 2001 this note has not been converted into equity and is still outstanding.

On June 18, 2001, the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor, Jerry D. Kennett, MD. We received net proceeds of $125,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $0.27 for a period of five years.

On August 22, 2001, the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor, Patrick Galvin. We received net proceeds of $125,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $0.27 for a period of five years.

On September 25, 2001, the Board of Directors authorized the issuance of 900,000 shares of restricted common stock to one private investor, Jerry D. Kennett, MD. We received net proceeds of $150,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $0.27 for a period of five years.

On November 5, 2001, the Board of Directors authorized the issuance of 2,000,000 shares of restricted common stock to one private investor, Jerry D. Kennett, MD. We received net proceeds of $150,000 from the sale of these shares. Each of the shares issued carries a warrant to purchase one additional share of our common stock for $0.19 for a period of five years.

                                    EXHIBITS

Table of Exhibits

The following Exhibits are a part of this registration:

EX-3(i)           Articles of Incorporation
EX-3(ii)          Amendment to Articles of Incorporation, dated August 25, 1980
EX-3(iii)         Amendment to Articles of Incorporation, dated August 19, 1997
EX-3(iv)          Amendment to Articles of Incorporation, dated May 27, 1998
EX-3(v)           By-laws
EX-5(i)           Opinion re Legality
EX-10(i)          VISTAR VAR Agreement
EX-10(ii)         CompuGraphics Stock Purchase Agreement
EX-10(iii)        Lease Agreement
EX-23             Auditor's Consent

                                  UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

(1) File, during any period in which the Selling Security Holders offer or sell securities, a post-effective amendment to this registration statement, as necessary, to:

     1.   Include any prospectus  required by Section 10(a)(3) of the Securities
          Act;

     2. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     3. Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post effective amendment to remove registration any of the securities that remain unsold at the end of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of approximate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMERICAN MILLENNIUM CORPORATION, INC.

Dated: November 27, 2001                  By: /s/ Garrett L. Thomas
                                          Garrett L. Thomas, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of this Registrant and in the capacities and on the dates indicated.

Dated: November 27, 2001                  By: /s/ Garrett L. Thomas
                                          Garrett L. Thomas, Director,
                                          Chief Executive Officer,
                                          President,(Principal Executive
                                          Officer)

Dated: November 27, 2001                  By: /s/ Stephen F. Watwood
                                          Stephen F. Watwood, Director,
                                          Chairman of the Board, Vice
                                          President of Business Development

Dated: November 27, 2001                  By: /s/ Andrew F. Cauthen
                                          Andrew F. Cauthen, Director,
                                          Vice Chairman

Dated: November 27, 2001                  By: /s/ Bruce R. Bacon
                                          Bruce R. Bacon, Director,
                                          Vice President of Engineering,
                                          Chief Technology Officer

Dated: November 27, 2001                  By: /s/ Shirley M. Harmon
                                          Shirley M. Harmon, Director
                                          Corporate Secretary

Dated: November 27, 2001                  By: /s/ Ronald J. Corsentino
                                          Ronald J. Corsentino, Controller
                                          Treasurer,(Principal Accounting
                                          Officer)